SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Dividend Declaration

Part 4 of 5

New business

B1 - Life and pensions sales

	Present value of new business premiums1		Value of new business		New business margin
Gross of tax and non-controlling interest	2012 £m	2011 £m	2012 £m	2011 £m	2012%	2011%
United Kingdom	10,410	11,254	420	380	4.0%	3.4%
Ireland	632	917	(8)	(4)	(1.3)%	(0.4)%
United Kingdom & Ireland	11,042	12,171	412	376	3.7%	3.1%
France	3,638	4,047	119	142	3.3%	3.5%
Spain	1,295	1,926	56	86	4.3%	4.5%
Italy	1,971	2,993	29	75	1.5%	2.5%
Other	159	262	-	5	-	1.9%
Developed markets	18,105	21,399	616	684	3.4%	3.2%
Poland	373	487	35	45	9.4%	9.2%
Asia	1,765	1,782	63	71	3.6%	4.0%
Other	403	320	32	20	7.9%	6.3%
Higher growth markets	2,541	2,589	130	136	5.1%	5.3%
Total life and pensions - continuing operations	20,646	23,988	746	820	3.6%	3.4%
Total life and pensions - discontinued operations2	4,039	5,017	(280)	(130)	(6.9)%	(2.6)%
Total life and pensions	24,685	29,005	466	690	1.9%	2.4%

1 Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2 Current period represents the results of the United States and prior period represents the results of the United States and Delta Lloyd up to 6 May 2011.

Total Life and pensions sales are £24,685 million (FY11: £29,005 million). Excluding discontinued business, total life and pensions sales decreased 14% to £20,646 million (FY11: £23,988 million).
      The new business margin for continuing business increased to 3.6% (FY11: 3.4%), principally driven by the improvement in the UK. Value of new business was £746 million (FY11: £820 million) a reduction of 9%, with the impact of the 14% reduction in volume only partially offset by the improvement in new business margin.
      New business internal rates of return (IRR) are included in the Capital Management section, note C2ii.

Developed Markets
United Kingdom & Ireland
In the United Kingdom, overall new business margin improved to 4.0% (FY11: 3.4%) and IRR improved to 18% (FY11: 15%) due to pricing actions on our core products and the withdrawal of products not meeting our hurdle rates, including large scale bulk purchase annuities, unit linked guarantee bond and building society partnerships.
      Total life and pension sales in the United Kingdom were down 7% to £10,410 million (FY11: £11,254 million). However, excluding bulk purchase annuities sales increased slightly to £10,223 million (FY11: £10,179 million).
      Protection sales were up 20% to £1,228 million (FY11: £1,025 million), benefiting from a full year's sales from our distribution deal with Santander. In 2012 we also secured an exclusive five-year distribution agreement for the sale of protection products with Tesco Bank, with sales starting in the fourth quarter of 2012.
      Total sales of Annuities were down 16% to £3,211 million (FY11: £3,832 million) following our decision to withdraw from the large scale bulk purchase annuity market. However, sales of Individual Annuities were up 10% to £3,024 million despite price increases to manage capital usage and we remain the market leader 1  Sales of Equity Release were up 37% to £434 million (FY11: £317 million) as we deployed risk based pricing expertise, developed in the annuities market, to this product.
      Pensions sales were down 2% to £5,158 million (FY11: £5,279 million). Within this, Group Personal Pensions sales were up 9% to £3,231 million (FY11: £2,961 million) as we benefited from high levels of activity in the run up to Retail Distribution Review (RDR) and Auto-Enrolment. Individual Pensions (including SIPP) were down 4% to £1,803 million (FY11: £1,876 million) as we maintained a disciplined approach to pricing. SIPP sales on our Platform grew strongly, up 123% to £408 million (FY11: £183 million). Corporate Pension sales were £124 million (FY11: £442 million).
      Sales of Bonds were down 53% to £379 million, impacted by changes in distribution channels in advance of RDR.

Ireland sales were down 31% to £632 million (FY11: £917 million) due to the closure to new business of our joint venture with Allied Irish Bank ("AIB") from April 2012. Our non AIB business sales were £530 million (FY11: £485 million), driven by the success of our fixed rate deposit funds and the re-launch of protection business in the second half of 2012.

1.  According to Association of British Insurers (ABI) as at 30 September 2012

B1 - Life and pensions sales continued
France
Total life and pensions sales decreased 10% to £3,638 million (FY11: £4,047 million), a reduction of 4% on a local currency basis, with sales in the AFER product declining and sales through the Bancassurance channel remaining broadly flat. This is compared with a 10% fall in the French market2, as the tough economic environment and uncertainty around local tax regimes continue to impact consumer confidence. IRR is 11% (FY11: 11%) and new business margin is 3.3% (FY11: 3.5%)

Spain

Life and pensions sales in Spain decreased by 33% (28% on a local currency basis) to £1,295 million (FY11: £1,926 million). A substantial part of this reduction has been the result of management action focusing on the efficient use of capital. The business has directed attention on retaining profitable protection business, whilst developing capital efficient products, including unit linked savings. However, the economic position and the consolidation of the financial sector have meant that mortgage and loan related risk new business is also down on 2011. Despite this, the IRR remains strong at 21% (FY11: 23%) and new business margin is broadly stable at 4.3% (FY11: 4.5%).

Italy
Total life and pensions sales fell 34% to £1,971 million (FY11: £2,993 million), a decrease of 30% on a local currency basis. The weak demand for mortgages has led to a 40% deterioration in protection product sales and the reduced consumer appetite for investment products has resulted in 34% lower savings volumes. In addition, we have taken actions to improve profitability and reduce the level of capital intensive products by shifting the business mix away from with-profit to unit-linked products. However, while the change in business mix has helped to maintain IRR at 12% (FY11: 12%) new business margin has reduced to 1.5% (FY11: 2.5%).

Higher growth markets
Poland
In Poland, life and pension sales decreased by 23% to £373 million (FY11: £487 million) a decrease of 17% on a local currency basis, due to a lower appetite for unit-linked products together with a change in regulation to prevent proactive marketing of pension plans. Margin was slightly up at 9.4% (FY11: 9.2%) and IRR was 20% (FY11: 24%).

Asia
Singapore continued its strong double-digit growth for the third consecutive year increasing to £688 million (FY11: £538 million) driven by a positive bancassurance performance through our partnership with Development Bank of Singapore.
      In China, the economic downturn coupled with high commodity prices led to a weakening of consumer purchasing power. Attractive bank interest rates further reduced demand for traditional longer term saving products and life and pension sales decreased by 22% to £286 million (FY11: £366 million).
      In India, long term savings sales decreased by 14% to £81 million (FY11: £94 million), a reduction of 2% on a local currency basis, as regulatory changes continue to disrupt the industry, including new bancassurance regulations and regulatory changes impacting the structure of traditional products. We are one of the first insurers to launch an online insurance sales portal.
      In Hong Kong, life and pension sales decreased by 21% to £122 million (FY11: £154 million) in a difficult market for unit-linked products.
      Life and pensions sales in the rest of Asia were £588 million (FY11: £630 million).

The overall IRR for our Asia markets was 11% (FY11: 13%) and new business margin was 3.6% (FY11: 4.0%).

Other Higher growth markets
In Other higher growth markets, life and pension sales increased by 26% to £403 million (FY11: £320 million), mainly in Turkey where life and pension sales increased by 35% to £312 million (FY11: £231 million) as we continue to strengthen bancassurance and direct sales force distribution channels.

Discontinued Operations - United States
Discontinued operations include life and pensions sales in the United States of £4,039 million (FY11: £3,932 million). Life sales, which account for over 36% of total sales, were £1,441 million (FY11: £1,093 million). Sales of our annuity products declined by 8% to £2,598 million (FY11: £2,839 million) as a result of pricing actions we have taken throughout the year in response to the low interest rate environment. The life new business IRR was 17% (FY11: 14%), however, new business margin was negative at 6.9% driven particularly by the current low interest rates in the United States.

2. As published by the Fédération Française des Sociétés d'Assurance as at December 2012

B2 - Investment sales

Investment Sales1	2012 £m	2011 £m
United Kingdom & Ireland	1,730	1,689
Aviva Investors	2,727	1,598
Higher growth markets	129	186
Total investment sales - continuing operations	4,586	3,473
Total investment sales - discontinued operations2	-	170
Total investment sales	4,586	3,643

1 Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
2 Current period represents the results of the United States and prior period represents the results of the United States and Delta Lloyd up to 6 May 2011.

Total investment sales from continuing operations of £4,586 million were 32% higher than last year (FY11: £3,473 million).
      UK & Ireland investment sales (Collective Investments) increased 2% to £1,730 million (FY11: £1,689 million) in difficult trading conditions, supported by growth in sales through our wrap platform, up 151% to £221 million.
      Aviva Investors investment sales were £2,727 million (FY11: £1,598 million). The opening of our distribution offices in Europe contributed to most of this growth together with an increase in higher yield bond sales reflecting new mandates in Taiwan.
      Investment sales in Higher growth markets were 31% lower at £129 million (FY11: £186 million) reflecting lower consumer confidence in the face of volatile investment markets and challenging economic conditions .

B3 - Geographical analysis of life, pension and investment sales

			% Growth
Present value of new business premiums1	2012 £m	2011 £m	Sterling	Local currency2
Life and pensions business
United Kingdom	10,410	11,254	(7)%	(7)%
Ireland	632	917	(31)%	(26)%
United Kingdom & Ireland	11,042	12,171	(9)%	(9)%
France	3,638	4,047	(10)%	(4)%
Spain	1,295	1,926	(33)%	(28)%
Italy	1,971	2,993	(34)%	(30)%
Other	159	262	(39)%	(34)%
Developed markets	18,105	21,399	(15)%	(13)%
Poland	373	487	(23)%	(17)%
China	286	366	(22)%	(25)%
Hong Kong	122	154	(21)%	(22)%
India	81	94	(14)%	(2)%
Singapore	688	538	28%	25%
South Korea	435	481	(10)%	(9)%
Other	556	469	19%	25%
Higher growth markets	2,541	2,589	(2)%	-
Total life and pensions - continuing operations	20,646	23,988	(14)%	(11)%
Total life and pensions - discontinued operations3	4,039	5,017	(19)%	(19)%
Total life and pensions	24,685	29,005	(15)%	(13)%
Investment sales4
United Kingdom & Ireland	1,730	1,689	2%	2%
Aviva Investors	2,727	1,598	71%	80%
Higher growth markets	129	186	(31)%	(32)%
Total investment sales - continuing operations	4,586	3,473	32%	35%
Total investment sales - discontinued operations3	-	170	(100)%	(100)%
Total investment sales	4,586	3,643	26%	29%
Total long-term savings sales - continuing operations	25,232	27,461	(8)%	(5)%
Total long-term savings sales - discontinued operations	4,039	5,187	(22)%	(21)%
Total long-term savings sales	29,271	32,648	(10)%	(8)%

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2. Growth rates are calculated based on constant rates of exchange.
3. Current period represents the results of the United States and prior period represents the results of the United States and Delta Lloyd up to 6 May 2011.
4. Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.

B4 - Product analysis of life and pensions sales

			% Growth
Present value of new business premiums1	2012 £m	2011 £m	Sterling	Local currency2
Life and pensions business
Pensions	5,158	5,279	(2)%	(2)%
Annuities	3,211	3,832	(16)%	(16)%
Bonds	379	801	(53)%	(53)%
Protection	1,228	1,025	20%	20%
Equity release	434	317	37%	37%
United Kingdom	10,410	11,254	(7)%	(7)%
Ireland	632	917	(31)%	(26)%
United Kingdom & Ireland	11,042	12,171	(9)%	(9)%
Savings	3,462	3,886	(11)%	(5)%
Protection	176	161	9%	17%
France	3,638	4,047	(10)%	(4)%
Pensions	392	532	(26)%	(21)%
Savings	2,623	4,064	(35)%	(31)%
Annuities	39	54	(28)%	(22)%
Protection	371	531	(30)%	(25)%
Italy, Spain and Other	3,425	5,181	(34)%	(29)%
Developed markets	18,105	21,399	(15)%	(13)%
Higher growth markets	2,541	2,589	(2)%	-
Total life and pensions sales - continuing operations	20,646	23,988	(14)%	(11)%
Total life and pensions sales - discontinued operations3	4,039	5,017	(19)%	(19)%
Total life and pensions sales	24,685	29,005	(15)%	(13)%

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2. Growth rates are calculated based on constant rates of exchange.
3. Current period represents the results of the United States and prior period represents the results of the United States and Delta Lloyd up to 6 May 2011.

B5 - Trend analysis of PVNBP - cumulative

	1Q11 YTD £m	2Q11 YTD £m	3Q11 YTD £m	4Q11 YTD £m	1Q12 YTD £m	2Q12 YTD £m	3Q12 YTD £m	4Q12 YTD £m	% Growth on 4Q11 YTD
Life and pensions business - Present value of new business premiums1
Pensions	1,105	2,708	3,963	5,279	1,251	2,762	3,963	5,158	(2)%
Annuities	785	1,610	2,434	3,832	662	1,555	2,459	3,211	(16)%
Bonds	271	466	638	801	128	253	322	379	(53)%
Protection	250	490	749	1,025	300	608	920	1,228	20%
Equity release	83	160	234	317	89	209	338	434	37%
United Kingdom	2,494	5,434	8,018	11,254	2,430	5,387	8,002	10,410	(7)%
Ireland	280	553	757	917	199	342	469	632	(31)%
United Kingdom & Ireland	2,774	5,987	8,775	12,171	2,629	5,729	8,471	11,042	(9)%
France	1,271	2,345	3,224	4,047	1,092	1,944	2,671	3,638	(10)%
Spain	524	1,015	1,425	1,926	402	705	934	1,295	(33)%
Italy	874	1,778	2,517	2,993	673	1,259	1,603	1,971	(34)%
Other	79	155	228	262	50	98	146	159	(39)%
Developed markets	5,522	11,280	16,169	21,399	4,846	9,735	13,825	18,105	(15)%
Poland	149	305	403	487	107	201	274	373	(23)%
Asia	426	902	1,343	1,782	442	913	1,367	1,765	(1)%
Other	91	172	237	320	87	181	277	403	26%
Higher growth markets	666	1,379	1,983	2,589	636	1,295	1,918	2,541	(2)%
Total life and pensions	6,188	12,659	18,152	23,988	5,482	11,030	15,743	20,646	(14)%
Investment sales2	869	1,830	2,682	3,473	949	1,934	3,400	4,586	32%
Total long-term saving sales - continuing operations	7,057	14,489	20,834	27,461	6,431	12,964	19,143	25,232	(8)%
Total long-term saving sales - discontinued operations3	1,707	2,913	4,051	5,187	1,034	2,073	3,071	4,039	(22)%
Total long-term saving sales	8,764	17,402	24,885	32,648	7,465	15,037	22,214	29,271	(10)%

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2. Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
3. Current period represents the results of the United States and prior period represents the results of the United States and Delta Lloyd up to 6 May 2011.

B6 - Trend analysis of PVNBP - discrete

	1Q11 £m	2Q11 £m	3Q11 £m	4Q11 £m	1Q12 £m	2Q12 £m	3Q12 £m	4Q12 £m	% Growth on 3Q12 Sterling
Life and pensions business - Present value of new business premiums1
Pensions	1,105	1,603	1,255	1,316	1,251	1,511	1,201	1,195	-
Annuities	785	825	824	1,398	662	893	904	752	(17)%
Bonds	271	195	172	163	128	125	69	57	(17)%
Protection	250	240	259	276	300	308	312	308	(1)%
Equity release	83	77	74	83	89	120	129	96	(26)%
United Kingdom	2,494	2,940	2,584	3,236	2,430	2,957	2,615	2,408	(8)%
Ireland	280	273	204	160	199	143	127	163	28%
United Kingdom & Ireland	2,774	3,213	2,788	3,396	2,629	3,100	2,742	2,571	(6)%
France	1,271	1,074	879	823	1,092	852	727	967	33%
Spain	524	491	410	501	402	303	229	361	58%
Italy	874	904	739	476	673	586	344	368	7%
Other	79	76	73	34	50	48	48	13	(73)%
Developed markets	5,522	5,758	4,889	5,230	4,846	4,889	4,090	4,280	5%
Poland	149	156	98	84	107	94	73	99	36%
Asia	426	476	441	439	442	471	454	398	(12)%
Other	91	81	65	83	87	94	96	126	31%
Higher growth markets	666	713	604	606	636	659	623	623	-
Total life and pensions	6,188	6,471	5,493	5,836	5,482	5,548	4,713	4,903	4%
Investment sales2	869	961	852	791	949	985	1,466	1,186	(19)%
Total long-term saving sales - continuing operations	7,057	7,432	6,345	6,627	6,431	6,533	6,179	6,089	(1)%
Total long-term saving sales - discontinued operations3	1,707	1,206	1,138	1,136	1,034	1,039	998	968	(3)%
Total long-term saving sales	8,764	8,638	7,483	7,763	7,465	7,572	7,177	7,057	(2)%

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2. Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
3. Current period represents the results of the United States and prior period represents the results of the United States and Delta Lloyd up to 6 May 2011.

B7 - Geographical analysis of regular and single premiums - life and pensions sales

	Regular premiums								Single premiums
	2012 £m	Local currency growth	WACF	Present value £m	2011 £m	Local currency growth	WACF	Present value £m	2012 £m	2011 £m	Local currency growth
Pensions	595	(2)%	4.3	2,565	608	40%	4.5	2,750	2,593	2,529	3%
Annuities	-	-	-	-	-	-	-	-	3,211	3,832	(16)%
Bonds	-	-	-	-	-	-	-	1	379	800	(53)%
Protection	176	11%	7.0	1,228	158	10%	6.5	1,025	-	-	-
Equity release	-	-	-	-	-	-	-	-	434	317	37%
United Kingdom	771	1%	4.9	3,793	766	32%	4.9	3,776	6,617	7,478	(12)%
Ireland	33	(34)%	3.8	127	53	(20)%	3.9	205	505	712	(24)%
United Kingdom & Ireland	804	(1)%	4.9	3,920	819	27%	4.9	3,981	7,122	8,190	(13)%
France	74	(3)%	7.9	584	81	(11)%	6.7	540	3,054	3,507	(7)%
Spain	67	(22)%	5.6	375	92	(17)%	5.4	501	920	1,425	(31)%
Italy	54	-	5.9	317	58	14%	5.4	316	1,654	2,677	(34)%
Other	7	(59)%	8.9	62	19	(31)%	8.8	168	97	94	7%
Developed markets	1,006	(4)%	5.2	5,258	1,069	16%	5.2	5,506	12,847	15,893	(16)%
Poland	36	(22)%	7.3	261	50	-	7.3	367	112	120	2%
Asia	282	(4)%	5.3	1,482	295	21%	4.9	1,444	283	338	(17)%
Other	79	22%	3.7	290	68	23%	3.6	246	113	74	61%
Higher growth markets	397	(2)%	5.1	2,033	413	19%	5.0	2,057	508	532	(3)%
Total life and pension sales - continuing operations	1,403	(4)%	5.2	7,291	1,482	17%	5.1	7,563	13,355	16,425	(16)%
Total life and pension sales - discontinued operations1	130	(27)%	11.1	1,440	182	(32)%	9.6	1,751	2,599	3,266	(20)%
Total life and pension sales	1,533	(6)%	5.7	8,731	1,664	8%	5.6	9,314	15,954	19,691	(17)%

1. Current period represents the results of the United States and prior period represents the results of the United States and Delta Lloyd up to 6 May 2011.

B8 - Geographical analysis of regular and single premiums - investment sales

	Regular			Single			PVNBP
Investment sales	2012 £m	2011 £m	Local currency growth	2012 £m	2011 £m	Local currency growth	Local currency growth
United Kingdom & Ireland	9	6	50%	1,721	1,683	2%	2%
Aviva Investors	5	6	(17)%	2,722	1,592	81%	80%
Higher growth markets	-	-	-	129	186	(32)%	(32)%
Total investment sales - continuing operations	14	12	17%	4,572	3,461	35%	35%
Total investment sales - discontinued operations1	-	-	-	-	8	(100)%	(100)%
Total investment sales	14	12	17%	4,572	3,469	35%	29%

1. Current period represents the results of the United States and prior period represents the results of the United States and Delta Lloyd up to 6 May 2011.

B9 - Life and pensions new business - net of tax and non-controlling interests

	Present value of new business premiums		Value of new business		New business margin
Net of tax and non-controlling interest	2012 £m	2011 £m	2012 £m	2011 £m	2012%	2011%
United Kingdom	10,410	11,254	319	281	3.1%	2.5%
Ireland	474	688	(6)	(3)	(1.3)%	(0.4)%
United Kingdom & Ireland	10,884	11,942	313	278	2.9%	2.3%
France	2,996	3,376	67	79	2.2%	2.3%
Spain	719	1,054	15	28	2.1%	2.7%
Italy	841	1,336	8	23	1.0%	1.7%
Other	158	262	-	4	-	1.5%
Developed markets	15,598	17,970	403	412	2.6%	2.3%
Poland	339	440	26	34	7.7%	7.7%
Asia	1,748	1,756	50	55	2.9%	3.1%
Other	403	320	26	16	6.5%	5.0%
Higher growth markets	2,490	2,516	102	105	4.1%	4.2%
Total life and pensions - continuing operations	18,088	20,486	505	517	2.8%	2.5%
Total life and pensions - discontinued operations1	4,039	4,531	(182)	(85)	(4.5)%	(1.9)%
Total life and pensions	22,127	25,017	323	432	1.5%	1.7%

1. Current period represents the results of the United States and prior period represents the results of the United States and Delta Lloyd up to 6 May 2011.

Capital management

Capital management

C1 - Capital management

C1i - Capital Management objectives and approach
The primary objective of capital management is to optimise the balance between return and risk, whilst maintaining economic and regulatory capital in accordance with risk appetite. Aviva's capital and risk management objectives are closely interlinked, and support the dividend policy and earnings per share growth, whilst also recognising the critical importance of protecting policyholder and other stakeholder interests.
      Overall capital risk appetite, which is reviewed and approved by the Aviva board, is set and managed with reference to the requirements of a range of different stakeholders including shareholders, policyholders, regulators and rating agencies. Risk appetite is expressed in relation to a number of key capital and risk measures, and includes an economic capital risk appetite of holding sufficient capital resources to enable the Group to meet its liabilities in extreme adverse scenarios, on an ongoing basis, calibrated at a level consistent with a AA range credit rating.
      In managing capital we seek to:

■ maintain sufficient, but not excessive, financial strength in accordance with risk appetite, to support new business growth and satisfy the requirements of our regulators and other stakeholders giving both our customers and shareholders assurance of our financial strength;

■ optimise our overall debt to equity structure to enhance our returns to shareholders, subject to our capital risk appetite and balancing the requirements of the range of stakeholders;
■ retain financial flexibility by maintaining strong liquidity, including significant unutilised committed credit facilities and access to a range of capital markets;
■ allocate capital rigorously across the Group, to drive value adding growth through optimising risk and return; and
■ declare dividends with reference to factors including growth in cash flows and earnings

In line with these objectives, the capital generated and invested by the Group's businesses is a key management focus. Operating capital generation, which measures net capital generated after taking into account capital invested in new business (before the impact of non-operating items) is a core regulatory capital based management performance metric used across the Group. This is embedded in the Group business planning process and other primary internal performance and management information processes.
      Capital is measured and managed on a number of different bases. These are discussed further in the following sections.

Regulatory capital
Individual regulated subsidiaries measure and report solvency based on applicable local regulations, including in the UK the regulations established by the Financial Services Authority (FSA). These measures are also consolidated under the European Insurance Groups Directive (IGD) to calculate regulatory capital adequacy at an aggregate Group level, where we have a regulatory obligation to have a positive position at all times. This measure represents the excess of the aggregate value of regulatory capital employed in our business over the aggregate minimum solvency requirements imposed by local regulators, excluding the surplus held in the UK and Ireland with-profit life funds. The minimum solvency requirement for our European businesses is based on the Solvency 1 Directive. In broad terms, for EU operations, this is set at 4% and 1% of non-linked and unit-linked life reserves respectively and for our general insurance portfolio of business is the higher of 18% of gross premiums or 26% of gross claims, in both cases adjusted to reflect the level of reinsurance recoveries. For our major non-European businesses (the US and Canada) a risk charge on assets and liabilities approach is used.

Rating agency capital
Credit ratings are an important indicator of financial strength and support access to debt markets as well as providing assurance to business partners and policyholders over our ability to service contractual obligations. In recognition of this, we have solicited relationships with a number of rating agencies. The agencies generally assign ratings based on an assessment of a range of financial factors (e.g. capital strength, gearing, liquidity and fixed charge cover ratios) and non financial factors (e.g. strategy, competitive position, and risk management).
      Certain rating agencies have proprietary capital models which they use to assess available capital resources against capital requirements as a component in their overall criteria for assigning ratings. Managing our capital and liquidity position in accordance with our target rating levels is a core consideration in all material capital management and capital allocation decisions.
      The Group's overall financial strength is reflected in our credit ratings.  The Group's rating from Standard and Poors is A+ ("strong") with a Stable outlook; Aa3 ("excellent") with a Negative outlook from Moody's; and A ("excellent") with a Stable outlook from AMBest.

C1 - Capital management continued

C1 ii Economic capital
We use a risk-based capital model to assess economic capital requirements and to aid in risk and capital management across the Group. The model is based on a framework for identifying the risks to which business units, and the group as a whole, are exposed. Where appropriate, businesses also supplement these with additional risk models and stressed scenarios specific to their own risk profile. When aggregating capital requirements at business unit and group level, we allow for diversification benefits between risks and between businesses, with restrictions to allow for non-fungibility of capital where appropriate. This means that the aggregate capital requirement is less than the sum of capital required to cover all of the individual risks. The capital requirement reflects the cost of mitigating the risk of insolvency to a 99.5% confidence level over a one year time horizon (equivalent to events occurring in 1 out of 200 years) against financial and non-financial tests.
      The financial modelling techniques employed in economic capital enhance our practice of risk and capital management. They enable understanding of the impact of the interaction of different risks allowing us to direct risk management activities appropriately. These same techniques are employed to enhance product pricing and capital allocation processes. Unlike more traditional regulatory capital measures, economic capital also recognises the value of longer-term profits emerging from in-force and new business, allowing for consideration of longer-term value emergence as well as shorter-term net worth volatility in our risk and capital management processes. We continue to develop our economic capital modelling capability for all our businesses as part of our development programme to increase the focus on economic capital management and meeting the emerging requirements of the Solvency II framework and external agencies.

Capital Management
The estimated economic capital surplus represents the excess of Available Economic Capital over Required Economic Capital. Available Economic Capital is based on MCEV1 net assets, adjusted for items to convert to an economic basis. Required Economic Capital is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.

Summary analysis of Estimated Economic Capital Position

	2012 £bn	2011 £bn
Available economic capital	16.6	15.7
Standalone required economic capital	(18.1)	(18.9)
Diversification benefit	6.8	6.8
Diversified required economic capital	(11.3)	(12.1)
Estimated economic capital position at 31 December 2012	5.3	3.6
Cover Ratio	147%	130%
Proforma impacts	1.8	n/a
Estimated proforma economic capital position at 31 December 2012	7.1	n/a
Proforma cover ratio	172%	n/a

Analysis of Change

2012 £bn
Economic capital position at 31 December 2011	3.6
MCEV operating earnings	0.9
Economic variances	0.7
Other non-operating items	(0.6)
Dividend and appropriations, net of shares issued in lieu of dividends	(0.7)
Net impact of fixed rate note issuance/call	0.2
Other	0.4
Change in available economic capital	0.9
Impact of trading operations and other	0.4
Impact of credit hedging	0.2
Capital requirement benefits from Delta Lloyd partial sell-down	0.2
Change in diversified required economic capital	0.8
Estimated economic capital position at 31 December 2012	5.3
Proforma impacts	1.8
Estimated proforma Economic capital position at 31 December 2012	7.1

1 MCEV: market consistent embedded value. In preparing the MCEV information, the directors have done so in accordance with the MCEV principles with the exception of stating held for sale operations at their expected fair value, as represented by expected sales proceeds, less costs to sell. For more information on MCEV reporting please refer to Supplement 2 MCEV Financial Statements.

C1 - Capital management continued

Summary analysis of Diversified Required Economic Capital

	Proforma 2012 £bn	2011 £bn
Credit risk 1	2.3	3.5
Equity risk 2	1.7	2.2
Interest rate risk 3	0.1	0.2
Other market risk 4	1.5	1.5
Life insurance risk 5	1.0	1.1
General insurance risk 6	0.9	0.7
Other risk 7	2.4	2.9
Total (FY12 proforma basis)	9.9	12.1
Total (FY12 base results)	11.3	12.1

1 Capital held in respect of credit risk recognises the Group's shareholder exposure to changes in the market value of assets and defaults. Assets captured within this category include corporate bonds and non-domestic sovereign. A range of specific stresses are applied reflecting the difference in assumed risk relative to the investment grade and duration. The reduction in the year primarily reflects the disposal of the US but also includes the benefit of hedging instruments purchased in the year.

2  Capital held in respect of equity risk recognises the Group's shareholder exposure to changes in the market value of assets. The reduction in equity risk during the year primarily reflects the impact of the sell-down in Delta Lloyd.

3 Capital held in respect of interest rate risk recognises the Group's shareholder exposure to changes in the market value of assets. A range of specific stresses are applied reflecting the difference in assumed risk relative to investment grade and duration.

4Capital held in respect of other market risk recognises the Group's shareholder exposure to changes in the market value of commercial mortgages and property, but also captures risk in association with inflation and foreign exchange.

5Capital held in respect of life insurance risk recognises the Group's shareholder exposure to life insurance specific risks, such as longevity and lapse.
6Capital held in respect of general insurance risk recognises the Group's shareholder exposure to general insurance specific risks, such as claims volatility and catastrophe.

7 Capital held in respect of other risk recognises the Group's shareholder exposure to specific risks unique to particular business units. The reduction in the year primarily reflects the disposal of the US.

Solvency II
Following regulatory delays in finalising the Omnibus II Directive, which underpins Solvency II, it became clear that Solvency II would not come into effect on 1 January 2014. Currently the earliest expected effective date is 2 years later, on 1 January 2016. Aviva has been early adopting a number of Solvency II requirements into the ICA, which is the current economic regulatory basis in the UK. Aviva is well placed for review by the FSA on an "ICA plus" basis ("ICA plus" represents how the FSA is addressing the regulatory uncertainty left in the wake of continuing Solvency II implementation delays). Aviva continues to enhance and develop its economic capital infrastructure for full Solvency II compliance by the effective date and actively participate in developments through the key European industry working groups, and engaging with the FSA and HM Treasury to inform the on-going negotiations in Brussels.

C2 - Capital performance

C2 i - Capital generation and utilisation
The active management of the generation and utilisation of capital is a primary Group focus, with the balancing of new business investment and shareholder distribution with operating capital generation a key financial priority.
      Operating capital generation for the full-year 2012 was £2.0 billion. Life businesses generated £2.1 billion of capital (FY11: £2.3 billion), with a further £0.6 billion (FY11: £0.6 billion) generated by the general insurance and fund management businesses and other operations. Capital invested in new business was £0.7 billion (FY11: £0.8 billion), and continues to benefit from management actions to improve capital efficiency. The £0.7 billion of capital investment is primarily in life new business with the impact of capital investment in non-life business broadly neutral over the period.

	2012 £bn	2011 £bn
Operating capital generation:
Life in-force profits1	2.1	2.3
General insurance, fund management and other operations profits	0.6	0.6
Operating capital generated before investment in new business	2.7	2.9
Capital invested in new business	(0.7)	(0.8)
Operating capital generated after investment in new business	2.0	2.1

1 The Life in-force profits in 2012 exclude the negative impact of a true up relating to a prior estimate of required capital, which is included in the MCEV Free Surplus Emergence, as this does not impact the actual capital generated in 2012.

Operating capital generation comprises the following components:
- Operating Free surplus emergence, including release of required capital, for the life in-force business (net of tax and non-controlling interests);
- Operating profits for the general insurance and non-life businesses (net of tax and non-controlling interests);

-  Capital invested in new business. For life business this is the impact of initial and required capital on free surplus. For general insurance business this reflects the movement in required capital, which has been assumed to equal the regulatory minimum multiplied by the local management target level. Where appropriate movements in capital requirements exclude the impact of foreign exchange and other movements deemed to be non-operating in nature.

-  Post deconsolidation on 6 May 2011, all Delta Lloyd capital generation, including life business, has been included within general insurance, fund management and other operations profits on an IFRS basis.

The amount of operating capital remitted to Group is dependent upon a number of factors including non-operating items and local regulatory requirements.

As well as financing new business investment, the operating capital generated is used to finance corporate costs, service the Group's debt capital and to finance shareholder dividend distributions. After taking these items into account the net operating capital generation after financing is £0.5 billion.

	2012 £bn	2011 £bn
Operating capital generated after investment in new business	2.0	2.1
Interest, corporate and other costs	(0.8)	(0.6)
External dividends and appropriations, net of shares issued in lieu of dividends	(0.7)	(0.5)
Net operating capital generation after financing	0.5	1.0

C2 ii - Capital required to write new business, internal rate of return and payback period
As set out in C2i, the Group generates a significant amount of capital each year. This capital generation supports both shareholder distribution and reinvestment in new business. The new business written requires up front capital investment, due to high set-up costs and capital requirements.
      The internal rate of return (IRR) is a measure of the shareholder return expected on this capital investment. It is equivalent to the discount rate at which the present value of the post-tax cash flows expected to be earned over the life time of the business written, including allowance for the time value of options and guarantees, is equal to the total invested capital to support the writing of the business. The capital included in the calculation of the IRR is the initial capital required to pay acquisition costs and set up statutory reserves in excess of premiums received ('initial capital'), plus required capital at the same level as for the calculation of the value of new business.
      The payback period shows how quickly shareholders can expect the total capital to be repaid. The payback period has been calculated based on undiscounted cash flows and allows for the initial and required capital.
      The projected investment returns in both the IRR and payback period calculations assume that equities, properties and bonds earn a return in excess of risk-free consistent with the long-term rate of return assumed in operating earnings.

C2 - Capital performance continued

C2 ii - Capital required to write new business, internal rate of return and payback period continued
The internal rates of return on new business written during the period are set out below.

Gross of non-controlling interests 2012	Internal rate of return %	Initial capital £m	Required capital £m	Total invested capital £m	New business impact on free surplus	Payback period years
United Kingdom	18%	112	164	276	6	6
Ireland	2%	31	10	41	31	25
United Kingdom & Ireland	16%	143	174	317	37	8
France	11%	33	113	146	125	8
Spain	21%	21	42	63	35	4
Italy	12%	20	69	89	41	6
Other	8%	12	1	13	15	10
Developed markets	15%	229	399	628	253	8
Poland	20%	20	8	28	25	4
Asia	11%	60	29	89	82	11
Other	28%	17	15	32	29	3
Higher growth markets	16%	97	52	149	136	8
Total - excluding United States	14.9%	326	451	777	389	8
Total - United States	17%	24	292	316	319	4
Total	15.5%	350	743	1,093	708	7

Gross of non-controlling interests 2011	Internal rate of return %	Initial capital £m	Required capital £m	Total invested capital £m	New business impact on free surplus	Payback period years
United Kingdom	15%	155	187	342	89	7
Ireland	6%	27	22	49	38	12
United Kingdom & Ireland	14%	182	209	391	127	8
France	11%	45	127	172	153	8
Spain	23%	25	70	95	50	4
Italy	12%	24	117	141	66	6
Other	9%	25	1	26	25	8
Developed markets	14%	301	524	825	421	7
Poland	24%	25	9	34	30	4
Asia	13%	56	31	87	80	12
Other	22%	15	12	27	27	4
Higher growth markets	17%	96	52	148	137	9
Total - excluding Delta Lloyd and United States	14.5%	397	576	973	558	7
Total - Delta Lloyd1 and United States	14%	53	328	381	376	6
Total	14.3%	450	904	1,354	934	7

1 Comparative periods include the results of Delta Lloyd up to 6 May 2011.

In Ireland, the closure of Ark Life to new business in the first half of 2012 has adversely impacted IRR and payback period as current expenses are spread over a smaller volume of business.
      Total invested capital is gross of non-controlling interests and valued on a point of sale basis. This differs from the new business impact on the free surplus which is stated net of non-controlling interests, valued on a year-end basis and benefits from the writing of new business in the UK Life RIEESA. The reconciliation is as follows:

	2012 £m	2011 £m
Total capital invested	1,093	1,354
Non-controlling interests1	(112)	(180)
Benefit of RIEESA on new business funding in UK	(220)	(190)
Timing differences (point of sale versus year end basis) 2	(53)	(50)
New business impact on free surplus	708	934

1 Non controlling interests primarily in Italy and Spain
2 Timing differences across all markets

C2 - Capital performance continued

C2 iii - Analysis of IFRS basis return on equity

	Operating return1
2012	Before Tax £m	After tax £m	Opening shareholders' funds including non- controlling interests £m	Return on equity %
Life assurance	1,831	1,542	11,237	13.7%
General insurance and health2	858	633	5,875	10.8%
Fund management	51	36	184	19.6%
Other business	(193)	(135)	(1,102)	12.3%
Corporate3	(466)	(538)	508	n/a
Return on total capital employed (excluding Delta Lloyd and United States)	2,081	1,538	16,702	9.2%
Delta Lloyd	112	84	776	10.8%
United States	251	173	3,140	5.5%
Return on total capital employed (including Delta Lloyd and United States)	2,444	1,795	20,618	8.7%
Subordinated debt	(294)	(222)	(4,550)	4.9%
External debt	(23)	(17)	(705)	2.4%
Return on total equity	2,127	1,556	15,363	10.1%
Less: Non-controlling interests		(184)	(1,530)	12.0%
Direct capital instruments and fixed rate tier 1 notes		(55)	(990)	5.6%
Preference capital		(17)	(200)	8.5%
Return on equity shareholders' funds		1,300	12,643	10.3%

1 The operating return is based upon Group adjusted operating profit, which is stated before impairment of goodwill, amortisation of intangibles, exceptional items and investment variances.

2  The general insurance & health return on capital employed reduces when compared to 2011 due to the reallocation of goodwill from other business to general insurance and health upon the sale of RAC in 2011.

3  The 'Corporate' loss before tax of £466 million comprises costs of £136 million, net finance charge on the main UK pension scheme of £35 million and interest on internal lending arrangements of £319 million offset by investment return of £24 million. The corporate ROCE has been reported as 'n/a' as the opening capital is impacted by movements in the pension scheme, thereby making the percentage incomparable with the prior year.

	Operating return1
2011	Before Tax £m	After tax £m	Opening shareholders' funds including non- controlling interests £m	Return on equity %
Life assurance	1,926	1,512	11,356	13.3%
General insurance and health	903	657	4,747	13.8%
Fund management	62	49	192	25.5%
Other business	(207)	(148)	(119)	124.4%
Corporate2	(436)	(391)	(232)	n/a
Return on total capital employed (excluding Delta Lloyd and United States)	2,248	1,679	15,944	10.5%
Delta Lloyd	352	288	5,089	5.7%
United States	231	88	2,758	3.2%
Return on total capital employed (including Delta Lloyd and United States)	2,831	2,055	23,791	8.6%
Subordinated debt	(302)	(222)	(4,572)	4.9%
External debt	(26)	(19)	(1,494)	1.3%
Return on total equity	2,503	1,814	17,725	10.2%
Less: Non-controlling interests		(223)	(3,741)	6.0%
Direct capital instruments and fixed rate tier 1 notes		(43)	(990)	4.3%
Preference capital		(17)	(200)	8.5%
Return on equity shareholders' funds		1,531	12,794	12.0%

1 The operating return is based upon Group adjusted operating profit, which is stated before impairment of goodwill, amortisation of intangibles, exceptional items and investment variances.

2  The 'Corporate' loss before tax of £436 million comprises costs of £138million, net finance charge on the main UK pension scheme of £46 million and interest on internal lending arrangements of £284 million offset by investment return of £32 million. The corporate ROCE has been reported as 'n/a' as the opening capital is impacted by movements in the pension scheme, thereby making the percentage incomparable with the prior year.

C2 - Capital performance continued

C2 iv - Analysis of MCEV basis return on equity

	Operating return1
2012	Before Tax £m	After tax £m	Opening shareholders' funds including non- controlling interests £m	Return on equity %
Life assurance	2,206	1,630	14,148	11.5%
General insurance and health	858	633	5,875	10.8%
Fund management	24	17	184	9.2%
Other business	(186)	(130)	(1,102)	11.8%
Corporate2	(466)	(538)	508	n/a
Return on total capital employed (excluding Delta Lloyd and United States)	2,436	1,612	19,613	8.2%
Delta Lloyd	112	84	776	10.8%
United States	(378)	(244)	361	(67.6)%
Return on total capital employed (including Delta Lloyd and United States)	2,170	1,452	20,750	7.0%
Subordinated debt	(294)	(222)	(4,550)	4.9%
External debt	(23)	(17)	(705)	2.4%
Return on total equity	1,853	1,213	15,495	7.8%
Less: Non-controlling interests		(336)	(1,476)	22.8%
Direct capital instruments and fixed rate tier 1 notes		(55)	(990)	5.6%
Preference capital		(17)	(200)	8.5%
Return on equity shareholders' funds		805	12,829	6.3%

1 The operating return is based upon Group adjusted operating profit, which is stated before impairment of goodwill, amortisation of intangibles, exceptional items and investment variance.

2  The 'Corporate' loss before tax of £466 million comprises costs of £136 million, net finance charge on the main UK pension scheme of £35 million and interest on internal lending arrangements of £319 million offset by investment return of £24 million. The corporate ROCE has been reported as 'n/a' as the opening capital is impacted by movements in the pension scheme, thereby making the percentage incomparable with the prior year.

	Operating return1
2011	Before Tax £m	After tax £m	Opening shareholders' funds including non- controlling interests £m	Return on equity %
Life assurance	2,888	2,062	16,673	12.4%
General insurance and health	903	657	4,747	13.8%
Fund management	28	18	192	9.4%
Other business	(204)	(144)	(119)	121.0%
Corporate2	(436)	(391)	(232)	n/a
Return on total capital employed (excluding Delta Lloyd and United States)	3,179	2,202	21,261	10.4%
Delta Lloyd	444	331	3,892	8.5%
United States	242	158	1,118	14.1%
Return on total capital employed (including Delta Lloyd and United States)	3,865	2,691	26,271	10.2%
Subordinated debt	(302)	(222)	(4,572)	4.9%
External debt	(26)	(19)	(1,494)	1.3%
Return on total equity	3,537	2,450	20,205	12.1%
Less: Non-controlling interests		(253)	(3,977)	6.4%
Direct capital instruments and fixed rate tier 1 notes		(43)	(990)	4.3%
Preference capital		(17)	(200)	8.5%
Return on equity shareholders' funds		2,137	15,038	14.2%

1 The operating return is based upon Group adjusted operating profit, which is stated before impairment of goodwill, amortisation of intangibles, exceptional items and investment variance.

2  The 'Corporate' loss before tax of £436million comprises costs of £138million, net finance charge on the main UK pension scheme of £46 million and interest on internal lending arrangements of £284 million offset by investment return of £32 million. The corporate ROCE has been reported as 'n/a' as the opening capital is impacted by movements in the pension scheme, thereby making the percentage incomparable with the prior year.

C3 - Group capital structure

The table below shows how our capital, on an MCEV basis, is deployed by products and services segments and how that capital is funded.

	2012 £m	2011 £m
Long-term savings	16,337	14,148
General insurance and health	6,089	5,875
Fund management	225	184
Other business	(1,059)	(1,102)
Corporate1	(588)	508
Delta Lloyd	-	776
United States	365	361
Total capital employed	21,369	20,750
Financed by
Equity shareholders' funds	12,434	12,829
Non-controlling interests	2,214	1,476
Direct capital instruments and fixed rate tier 1 notes	1,382	990
Preference shares	200	200
Subordinated debt	4,337	4,550
External debt	802	705
Total capital employed	21,369	20,750

1  "Corporate" includes centrally held tangible net assets, the staff pension scheme surplus and also reflects internal lending arrangements. These internal lending arrangements, which net out on consolidation, arise in relation to the following:

     -                 Aviva Insurance Limited (AI) acts as both a UK general insurer and as the primary holding company for our foreign subsidiaries. Internal capital management mechanisms in place allocate a portion of the total capital of the company to the UK general insurance operations, giving rise to notional lending between the general insurance and holding company activities. These mechanisms also allow for some of the assets of the general insurance business to be made available for use across the Group.

     -                 Certain subsidiaries, subject to continuing to satisfy stand alone capital and liquidity requirements, loan funds to corporate and holding entities. These loans satisfy arm's-length criteria and all interest payments are made when due.

     -  Subsequent to the year end, the Group has taken action to improve its access to dividends from the Group's insurance and asset management businesses by undertaking a corporate restructure. This will see the Group's interest in the majority of its overseas        businesses move to Aviva Group Holdings Limited from Aviva Insurance Limited.

Total capital employed is financed by a combination of equity shareholders' funds, preference capital, subordinated debt and borrowings. At FY12 we had £21.4 billion (FY11: £20.8 billion) of total capital employed in our trading operations measured on an MCEV basis.
      In May 2012 we issued US$650 million of Fixed Rate Tier 1 Notes. The Notes are perpetual and may be called from November 2017. The Notes qualify as Innovative Tier 1 capital under current regulatory rules and are expected to be treated as Fixed Rate Tier 1 capital under Solvency II transitional rules. The transaction had a positive impact on Group IGD solvency and Economic Capital measures. In June 2012 US$300 million of Lower Tier 2 floating rate notes were redeemed at first call.
      Financial leverage, the ratio of external senior and subordinated debt to MCEV capital and reserves, was 35.1% (FY11: 36.7%). Fixed charge cover, which measures the extent to which external interest costs, including subordinated debt interest and preference dividends, are covered by MCEV operating profit was 5.1 times (FY11: 8.9 times). The impact of the agreement to sell Aviva USA has meant that financial leverage under IFRS is higher at 52.6% (FY11: 37.1%).
      At FY12 the market value of our external debt, subordinated debt, preference shares (including both Aviva plc preference shares of £200 million and General Accident plc preference shares, within non-controlling interest, of £250 million), and direct capital instruments and fixed rate tier 1 notes was £7,260 million (FY11: £5,782 million), with a weighted average cost, post tax, of 4.4% (FY11: 6.6%). The Group Weighted Average Cost of Capital (WACC) is 6.3% (FY11: 7.1%) and has been calculated by reference to the cost of equity and the cost of debt at the relevant date. The cost of equity at FY12 was 7.5% (FY11: 7.4%) based on a risk free rate of 1.9% (FY11: 2.0%), an equity risk premium of 4.0% (FY11: 4.0%) and a market beta of 1.4 (FY11: 1.3).

C3 - Group capital structure continued

Shareholders' funds, including non-controlling interests

			2012			2011
	Closing shareholders' funds			Closing shareholders' funds
	IFRS net assets £m	Internally generated AVIF £m	Total Equity £m	IFRS net assets £m	Internally generated AVIF £m	Total Equity £m
Life assurance
United Kingdom	4,905	1,595	6,500	4,794	1,421	6,215
Ireland	735	361	1,096	684	365	1,049
United Kingdom & Ireland	5,640	1,956	7,596	5,478	1,786	7,264
France	2,120	1,329	3,449	1,825	1,091	2,916
Spain	1,113	340	1,453	1,160	384	1,544
Italy	1,276	(317)	959	1,266	(1,405)	(139)
Other	54	13	67	238	(140)	98
Developed markets	10,203	3,321	13,524	9,967	1,716	11,683
Poland	336	1,442	1,778	263	1,063	1,326
Asia	784	28	812	865	58	923
Other	144	79	223	142	74	216
Higher Growth markets	1,264	1,549	2,813	1,270	1,195	2,465
	11,467	4,870	16,337	11,237	2,911	14,148
General Insurance and health
United Kingdom	3,546	-	3,546	3,394	-	3,394
Ireland	355	-	355	408	-	408
United Kingdom & Ireland	3,901	-	3,901	3,802	-	3,802
France	562	-	562	480	-	480
Canada	1,039	-	1,039	1,034	-	1,034
Other	489	-	489	468	-	468
Developed markets	5,991	-	5,991	5,784	-	5,784
Higher Growth markets	98	-	98	91	-	91
	6,089	-	6,089	5,875	-	5,875
Fund Management	225	-	225	184	-	184
Other business	(1,059)	-	(1,059)	(1,102)	-	(1,102)
Corporate	(588)	-	(588)	508	-	508
Total capital employed (excluding Delta Lloyd and United States)	16,134	4,870	21,004	16,702	2,911	19,613
Delta Lloyd	-	-	-	776	-	776
United States	365	-	365	3,140	(2,779)	361
Total capital employed	16,499	4,870	21,369	20,618	132	20,750
Subordinated debt	(4,337)	-	(4,337)	(4,550)	-	(4,550)
External debt	(802)	-	(802)	(705)	-	(705)
Total equity	11,360	4,870	16,230	15,363	132	15,495
Less:
Non-controlling interests			(2,214)			(1,476)
Direct capital instruments and fixed rate tier 1 notes			(1,382)			(990)
Preference capital			(200)			(200)
Equity shareholders' funds			12,434			12,829
Less: Goodwill and Intangibles1			(2,247)			(3,479)
Equity shareholders' funds excluding goodwill and intangibles			10,187			9,350

1  Goodwill and intangibles comprise £1,609 million (FY 2011: £2,640 million) of goodwill in subsidiaries, £921 million (FY 2011: £1,062 million) of intangibles in subsidiaries, £119 million (FY 2011: £131 million) of goodwill and intangibles in joint ventures and £nil (FY 2011: £115 million) of goodwill in associates, net of associated deferred tax liabilities of £(188)million (FY 2011: £(241) million) and the non controlling interests share of intangibles of £(214)million (FY 2011: £(228) million). The goodwill figure of £1,609 million includes a £94 million adjustment to impair goodwill which has been reflected in the additional value of in-force long-term business in the MCEV balance sheet.

C4 - Sources of Liquidity

In managing the Group's liquidity requirements, there are a number of external and internal sources of cash and liquid resources, including:
■ external debt issuance;
■ funds generated by the sale of businesses;
■ liquidity generated by operating subsidiaries, associates and joint ventures;
■ internal debt; and
■ central assets of cash and securities.

The Group uses these sources of liquidity to fund internal investment, debt repayments and payment of dividends to shareholders.
      For Aviva plc the principal source of liquidity is dividends and liquid resources provided by its subsidiaries, associates and joint ventures. The level of dividends remitted is based on two primary factors: the financial performance of operating subsidiaries, associates and joint ventures, and the local solvency and capital requirements of individual entities.
      The table below shows liquid resources provided to Group Centre from operating companies, subsidiaries, associates and joint ventures in 2012:

2012 Amounts received £m
UK life insurance	150
UK general insurance	150
Canada	136
France	217
Spain	68
Poland	70
Other operations	153
944

Subsequent to the year end, the Group has taken action to improve its access to dividends from the Group's insurance and asset management businesses by undertaking a corporate restructuring whereby Aviva Group Holdings ("AGH") has purchased from Aviva Insurance Limited ("AIL") its interest in the majority of its overseas businesses.
      Under UK company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. At 31 December 2012, Aviva plc itself had distributable reserves of £3,037 million, which would have covered three years of historic dividend payments to our shareholders. In UK Life, our largest operating subsidiary, distributable reserves, which could be paid to Aviva plc via its intermediate holding company, are created mainly by the statutory long-term business profit transfer to shareholders. While the UK insurance regulatory laws applicable to UK Life and our other UK subsidiaries impose no statutory restrictions on an insurer's ability to declare a dividend, the rules require maintenance of each insurance company's solvency margin, which might impact their ability to pay dividends to the parent company. Our other life and general insurance, and fund management subsidiaries' ability to pay dividends and make loans to the parent company is similarly restricted by local corporate or insurance laws and regulations. In all jurisdictions, when paying dividends, the relevant subsidiary must take into account its capital position and must set the level of dividend to maintain sufficient capital to meet minimum solvency requirements and any additional target capital expected by local regulators. These minimum solvency requirements, which are consolidated under the European Insurance Group Directive, are discussed later in this section under the heading 'Regulatory capital position'. We do not believe that the legal and regulatory restrictions constitute a material limitation on the ability of our businesses to meet their obligations or to pay dividends to the parent company, Aviva plc.
      The Group has received and expects to receive proceeds on completion of the disposals as disclosed in  - Note A3 - Subsidiaries.
      Aviva plc has established two main programmes for the issuance of external debt by Aviva plc. For short-term senior debt issuance we have a £2 billion commercial paper programme which allows debt to be issued in a range of currencies. At 31 December 2012, the outstanding debt issued under this programme was £603 million (FY11: £506 million excludes commercial paper issued by Delta Lloyd).
      For longer term debt we have established a Euro Medium Term Note (EMTN) programme. This programme has documentation readily available to allow quick issuance of long-term debt with a variety of terms and conditions. Debt issued under this programme may be senior debt or regulatory qualifying debt and may have a fixed or floating interest rate. At FY12, the outstanding debt issued under this programme was £2,076 million (FY11: £1,894 million).

C5 - EEV equivalent embedded value
The embedded value of Aviva shown below is based on the projected future profits allowing for expected investment returns in excess of risk-free, and discounts those profits at a risk-discount rate. This result is deemed more comparable to other UK insurers who publish European Embedded Value (EEV) than market consistent embedded value.
      The expected release of future profits and required capital is shown in five-year groups. Projected cash flows are those used for Implied Discount Rate (IDR) calculations for in-force business. Held for sale operations have been stated at expected fair value, as represented by the expected sale proceeds, less cost to sell.
      The discount rate applied is 6.25% (FY11: 7.05%), based on a risk-free rate of 2.1%, a risk margin of 3.75% and an allowance for the time value of options and guarantees of 0.4%.
      The new business margin on continuing operations (net of tax and non-controlling interests) for business written during the period to 31 December 2012 is 2.9% (MCEV: 2.8%).

Segmental analysis of life and related business EEV equivalent embedded value

	Net worth		VIF on traditional embedded value		Embedded value
	2012 £bn	2011 £bn	2012 £bn	2011 £bn	2012 £bn	2011 £bn
United Kingdom & Ireland	4.2	4.3	3.5	3.6	7.7	7.9
Developed markets excluding United Kingdom & Ireland	3.2	2.7	1.5	1.5	4.7	4.2
Developed markets	7.4	7.0	5.0	5.1	12.4	12.1
Higher Growth markets	0.8	0.7	1.5	1.3	2.3	2.0
Total covered business excluding United States	8.2	7.7	6.5	6.4	14.7	14.1
United States					1.1	2.7
Total Covered business					15.8	16.8
Non-covered business					(0.9)	1.7
Total Group EV					14.9	18.5
Less preference share capital, direct capital instruments and fixed rate tier 1 notes					(1.6)	(1.2)
Equity attributable to ordinary shareholders on an EV basis					13.3	17.3

Maturity profile of undiscounted EEV equivalent embedded value cash flows
Total in-force business
To show the profile of the free surplus emergence implicit in the traditional embedded value calculation for in-force business, the cash flows have been split into five year tranches depending on the date when the profit is expected to emerge.

		Release of future profits and required capital					Total net
2012 £bn	Free surplus	0-51	6-10	11-15	16-20	20+	of non- controlling interest
United Kingdom & Ireland	1.3	2.5	2.3	2.5	2.1	4.5	13.9
Developed markets excluding United Kingdom & Ireland	0.1	2.6	1.6	1.2	1.0	2.7	9.1
Developed markets	1.4	5.1	3.9	3.7	3.1	7.2	23.0
Higher Growth markets	0.4	1.0	0.8	0.5	0.4	1.2	3.9
Total excluding United States	1.8	6.1	4.7	4.2	3.5	8.4	26.9
United States	0.3	0.8	-	-	-	-	0.8
Total	2.1	6.9	4.7	4.2	3.5	8.4	27.7
1 For held for sale operations, cash flow emergence is reported in the 0-5 column.

		Release of future profits and required capital					Total net
2011 £bn	Free surplus	0-5	6-10	11-15	16-20	20+	of non- controlling interest
United Kingdom & Ireland	1.0	3.0	3.1	2.6	2.0	4.5	15.2
Developed markets excluding United Kingdom & Ireland	0.0	2.3	1.7	1.3	1.1	3.2	9.6
Developed markets	1.0	5.3	4.8	3.9	3.1	7.7	24.8
Higher Growth markets	0.3	1.0	0.6	0.4	0.4	1.1	3.5
Total excluding United States	1.3	6.3	5.4	4.3	3.5	8.8	28.3
United States	0.0	1.7	0.9	0.7	0.6	0.8	4.7
Total	1.3	8.0	6.3	5.0	4.1	9.6	33.0

C6 - Regulatory capital

Individual regulated subsidiaries measure and report solvency based on applicable local regulations, including in the UK the regulations established by the Financial Services Authority (FSA). These measures are also consolidated under the European Insurance Groups Directive (IGD) to calculate regulatory capital adequacy at an aggregate Group level, where Aviva has a regulatory obligation to have a positive position at all times. This measure represents the excess of the aggregate value of regulatory capital employed in our business over the aggregate minimum solvency requirements imposed by local regulators, excluding the surplus held in the UK and Ireland with-profit life funds. The minimum solvency requirement for our European businesses is based on the Solvency 1 Directive. In broad terms, for EU operations, this is set at 4% and 1% of non-linked and unit-linked life reserves respectively and for our general insurance portfolio of business is the higher of 18% of gross premiums or 26% of gross claims, in both cases adjusted to reflect the level of reinsurance recoveries. For our major non-European businesses (the US and Canada) a risk charge on assets and liabilities approach is used.
      Based on individual guidance from the FSA we recognise surpluses of £0.4 billion as at 31 December 2012 (FY 2011: £0.2 billion) in the non-profit funds of our UK Life and pensions businesses which is available for transfer to shareholders.

Regulatory capital - Group: European Insurance Groups Directive (IGD)

	UK life funds £bn	Other business £bn	Total 2012 £bn	Total 2011 £bn
Insurance Groups Directive (IGD) capital resources	5.2	9.2	14.4	14.1
Less: capital resource requirement	(5.2)	(5.4)	(10.6)	(11.9)
Insurance Group Directive (IGD) excess solvency	-	3.8	3.8	2.2
Cover over EU minimum (calculated excluding UK life funds)		1.7 times		1.3 times

The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus has increased by £1.6 billion since 31 December 2011 to £3.8 billion. The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2011	2.2
Operating profits net of other income and expenses	0.9
Dividend and appropriations, net of shares issued in lieu of dividends	(0.7)
Market movements including foreign exchange1	1.3
Pension scheme funding	(0.2)
Movement in hybrid debt	0.2
UK reinsurance transactions	0.1
Increase in Capital Resources Requirement	(0.1)
Other regulatory adjustments	0.1
Estimated IGD solvency surplus at 31 December 2012	3.8

1 Market movements include the impact of equity, credit spread, interest rate and foreign exchange movements net of the effect of hedging instruments.

On a proforma basis the estimated IGD solvency surplus at 31 December 2012 is £3.9 billion. The proforma 31 December 2012 position includes the impact of the announced disposals of the Aviva US Life and annuities business and related asset management operations, Malaysia and Aseval held for sale in the Group IFRS balance sheet.

C6 - Regulatory capital continued

Reconciliation of Group IGD capital resources to FRS 27 capital
The reconciliation below provides analysis of differences between our capital resources and the amounts included in the capital statement made in accordance with FRS 27 and disclosed within our consolidated accounts. The Group Capital Adequacy report is prepared in accordance with the FSA valuation rules and brings in capital in respect of the UK Life valued in accordance with FSA regulatory rules excluding surpluses in with-profit funds. The FRS 27 disclosure brings in the realistic value of UK Life capital resources. As the two bases differ greatly, the reconciliation below is presented by removing the restricted regulatory assets and then replacing them with the unrestricted realistic assets.

2012 £bn
Total capital and reserves (IFRS basis)	11.4
Plus: Other qualifying capital	4.4
Plus: UK unallocated divisible surplus	2.0
Less: Goodwill, acquired AVIF and intangible assets 1	(3.4)
Less: Adjustments onto a regulatory basis	-
Group Capital Resources on regulatory basis	14.4
The Group Capital Resources can be analysed as follows:
Core Tier 1 Capital	10.9
Innovative Tier 1 Capital	1.4
Total Tier 1 Capital	12.3
Upper Tier 2 Capital	1.7
Lower Tier 2 Capital	3.1
Group Capital Resources Deductions	(2.7)
Group Capital Resources on regulatory basis (Tier 1 and Tier 2 Capital)	14.4
Less: UK life restricted regulatory assets	(6.1)
Add: UK life unrestricted realistic assets	5.7
Add: Overseas UDS 2 and Shareholders' share of accrued bonus	5.0
Total FRS 27 capital	19.0

1 Goodwill and other intangibles includes goodwill of £132million in joint ventures and associates and amounts classified as held for sale.

2  Unallocated divisible surplus for overseas life operations is included gross of minority interest and amounts disclosed include balances classified as held for sale. 2012 includes a negative balance of £2 million in Italy.

Regulatory capital - UK Life with-profits funds
The available capital of the with-profit funds is represented by the realistic inherited estate. The estate represents the assets of the long-term with-profit funds less the realistic liabilities for non-profit policies within the funds, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs, guarantees and promises. Realistic balance sheet information is shown below for the three main UK with-profit funds: New With-Profit Sub Fund (NWPSF), Old With-Profit Sub Fund (OWPSF) and With-Profit Sub-Fund (WPSF). These realistic liabilities have been included within the long-term business provision and the liability for insurance and investment contracts on the Group's IFRS balance sheet at 31 December 2012 and 31 December 2011.

	2012						2011
	Estimated realistic assets £bn	Estimated realistic liabilities 1 £bn	Estimated realistic inherited estate 2 £bn	Capital support arrangement3 £bn	Estimated risk capital margin £bn	Estimated excess available capital £bn	Estimated excess available capital £bn
NWPSF	17.3	(17.3)	-	0.7	(0.4)	0.3	0.7
OWPSF	2.9	(2.6)	0.3	-	(0.1)	0.2	0.2
WPSF4	18.3	(16.5)	1.8	-	(0.5)	1.3	1.0
Aggregate	38.5	(36.4)	2.1	0.7	(1.0)	1.8	1.9

1  These realistic liabilities include the shareholders' share of future bonuses of £0.3 billion (FY 2011: £0.3 billion). Realistic liabilities adjusted to eliminate the shareholders' share of future bonuses are £36.0 billion (FY 2011: £38.8 billion). These realistic liabilities make provision for guarantees, options and promises on a market consistent stochastic basis. The value of the provision included within realistic liabilities is £1.8 billion, £0.3 billion and £3.5 billion for NWPSF, OWPSF and WPSF respectively (FY 2011: £1.9 billion, £0.3 billion and £3.1 billion).

2 Estimated realistic inherited estate at 31 December 2011 was £nil, £0.3 billion and £1.6 billion for NWPSF, OWPSF and WPSF respectively.
3 The support arrangement represents the reattributed estate (RIEESA) of £0.7 billion at 31 December 2012 (FY 2011: £1.1 billion).
4 The WPSF fund includes the Provident Mutual (PM) fund which has realistic assets and realistic liabilities of £1.7 billion and therefore does not contribute to the realistic inherited estate.

Investment mix
The aggregate investment mix of the assets in the three main with-profit funds was:

	2012%	2011%
Equity	23%	22%
Property	16%	17%
Fixed interest	51%	54%
Other	10%	7%

The equity backing ratios, including property, supporting with-profit asset shares are 71% in NWPSF and OWPSF, and 64% in WPSF.

C7 - IFRS Sensitivity analysis

The Group uses a number of sensitivity test-based risk management tools to understand the volatility of earnings, the volatility of its capital requirements, and to manage its capital more efficiently. Primarily, MCEV, ICA, and scenario analysis are used. Sensitivities to economic and operating experience are regularly produced on all of the Group's financial performance measurements to inform the Group's decision making and planning processes, and as part of the framework for identifying and quantifying the risks that each of its business units, and the Group as a whole are exposed to.
      For long-term business in particular, sensitivities of MCEV performance indicators to changes in both economic and non-economic experience are continually used to manage the business and to inform the decision making process. More information on MCEV sensitivities can be found in the presentation of results on an MCEV basis in the supplementary section of this report.

Life insurance and investment contracts
The nature of long-term business is such that a number of assumptions are made in compiling these financial statements. Assumptions are made about investment returns, expenses, mortality rates, and persistency in connection with the in-force policies for each business unit. Assumptions are best estimates based on historic and expected experience of the business. A number of the key assumptions for the Group's central scenario are disclosed elsewhere in these statements for both IFRS reporting and reporting under the MCEV methodology.

General insurance and health business
General insurance and health claim liabilities are estimated by using standard actuarial claims projection techniques.
      These methods extrapolate the claims development for each accident year based on the observed development of earlier years.
In most cases, no explicit assumptions are made as projections are based on assumptions implicit in the historic claims.

Sensitivity test results
Illustrative results of sensitivity testing for long-term business, general insurance and health and fund management business and other operations are set out below. For each sensitivity test the impact of a reasonably possible change in a single factor is shown, with other assumptions left unchanged.

Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return
The impact of a change in market interest rates by a 1% increase or decrease. The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.

Credit Spreads
The impact of a 0.5% increase in credit spreads over risk-free interest rates on corporate bonds and other non-sovereign credit assets. The test allows for any consequential impact on liability valuations.

Equity/property market values	The impact of a change in equity/property market values by ± 10%.
Expenses	The impact of an increase in maintenance expenses by 10%.
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%.
Annuitant mortality (life insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%.
Gross loss ratios (non-life insurance only)	The impact of an increase in gross loss ratios for general insurance and health business by 5%.

Long-term businesses

2012 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance Participating	(45)	(15)	(110)	60	(95)	(25)	(5)	(50)
Insurance non-participating	(160)	130	(430)	-	-	(75)	(45)	(470)
Investment participating	(55)	45	-	5	(10)	(10)	-	-
Investment non-participating	(40)	35	(5)	10	(15)	(20)	-	-
Assets backing life shareholders' funds	10	(15)	(40)	45	(45)	-	-	-
Total excluding Delta Lloyd and United States	(290)	180	(585)	120	(165)	(130)	(50)	(520)
United States	880	(640)	495	-	-	-	-	-
Total excluding Delta Lloyd	590	(460)	(90)	120	(165)	(130)	(50)	(520)

2012 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance Participating	(45)	(15)	(110)	60	(95)	(25)	(5)	(50)
Insurance non-participating	(165)	125	(430)	-	-	(75)	(45)	(470)
Investment participating	(55)	45	-	5	(10)	(10)	-	-
Investment non-participating	(45)	40	-	10	(15)	(20)	-	-
Assets backing life shareholders' funds	(5)	-	(45)	50	(50)	-	-	-
Total excluding Delta Lloyd and United States	(315)	195	(585)	125	(170)	(130)	(50)	(520)
United States	-	-	-	-	-	-	-	-
Total excluding Delta Lloyd	(315)	195	(585)	125	(170)	(130)	(50)	(520)

C7 - IFRS Sensitivity analysis continued

Long-term businesses continued

2011 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance Participating	(45)	(155)	(20)	5	(95)	(45)	(10)	(50)
Insurance non-participating	(180)	130	(385)	30	(35)	(65)	(45)	(470)
Investment participating	(35)	40	(30)	50	(75)	(10)	-	-
Investment non-participating	(15)	20	(5)	15	(15)	(20)	-	-
Assets backing life shareholders' funds	135	(15)	(10)	10	(10)	-	-	-
Total excluding Delta Lloyd and United States	(140)	20	(450)	110	(230)	(140)	(55)	(520)
United States	45	(50)	10	50	(35)	(10)	(15)	-
Total excluding Delta Lloyd	(95)	(30)	(440)	160	(265)	(150)	(70)	(520)

2011 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance Participating	(45)	(155)	(25)	5	(95)	(45)	(10)	(50)
Insurance non-participating	(180)	130	(385)	30	(35)	(65)	(45)	(470)
Investment participating	(35)	40	(30)	50	(75)	(10)	-	-
Investment non-participating	(15)	20	(5)	15	(15)	(20)	-	-
Assets backing life shareholders' funds	125	-	(15)	15	(15)	-	-	-
Total excluding Delta Lloyd and United States	(150)	35	(460)	115	(235)	(140)	(55)	(520)
United States	(540)	455	(350)	50	(35)	(10)	(15)	-
Total excluding Delta Lloyd	(690)	490	(810)	165	(270)	(150)	(70)	(520)

Changes in sensitivities between 2012 and 2011 reflect movements in market interest rates, porfolio growth, changes to asset mix and the relative durations of assets and liabilities and asset liability managment actions. The sensitivities to economic movements (excluding the United States) relate mainly to business in the UK. In general, a fall in market interest rates has beneficial impact on non-participatng business, due to the increase in market value of fixed interest securities and the relative durations of assets and liabilities; smilarly a rise in interest rates has a negative impact. The mortality sensitivities also relate primarily to the UK.
     In the Unites States, most debt securities are classified as AFS for which movements in unrealised gains or losses are taken directly to shareholders' equity. This limited the overall sensitivity of IFRS profit to interest rate and credit spread movements. Following the classification of the business as held for sale in 2012 it was remeasured to fair value less costs to sell. It has been assumed that economic movements would not materially impact the fair value less costs to sell and the impact on shareholders' equity is therefore reported as £nil. As a result, were eceonomic movements to occur, the correseponding movements in AFS assets which would be taken directly to shareholders' equity, are reversed out through profit before tax in order to maintain the remeasurement value of the US at fair value less costs to sell.

C7 - IFRS Sensitivity analysis continued

General insurance and health businesses

2012 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(260)	235	(125)	45	(50)	(120)	(300)

Net of reinsurance excluding Delta Lloyd	(300)	285	(125)	45	(50)	(120)	(285)

2012 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(260)	235	(125)	50	(50)	(25)	(300)

Net of reinsurance excluding Delta Lloyd	(300)	285	(125)	50	(50)	(25)	(285)

2011 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(205)	180	(125)	50	(55)	(130)	(300)

Net of reinsurance excluding Delta Lloyd	(275)	275	(125)	50	(55)	(130)	(290)

2011 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(205)	180	(125)	50	(55)	(30)	(300)

Net of reinsurance excluding Delta Lloyd	(275)	275	(125)	50	(55)	(30)	(290)

For general insurance, the impact of the expense sensitivity on profit also includes the increase in ongoing administration expenses, in addition to the increase in the claims handling expense provision.

Fund management and other operations businesses 1

2012 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(5)	-	30	(90)	10

2012 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(5)	-	30	(90)	10

2011 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(10)	10	-	(40)	75

2011 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(10)	10	-	(40)	75

1 The Fund management and other operations are not shown excluding the United States as their sensitivities are immaterial to the group.

C7 - IFRS Sensitivity analysis continued

Delta Lloyd
The full-year 2012 sensitivities contained in the above tables exclude any contribution from Delta Lloyd following deconsolidation of this business.

Limitations of sensitivity analysis
The previous tables demonstrate the effect of a change in a key assumption while other assumptions remain unchanged. In reality, there is a correlation between the assumptions and other factors. It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results.
      The sensitivity analyses do not take into consideration that the Group's assets and liabilities are actively managed. Additionally, the financial position of the Group may vary at the time that any actual market movement occurs. For example, the Group's financial risk management strategy aims to manage the exposure to market fluctuations.
      As investment markets move past various trigger levels, management actions could include selling investments, changing investment portfolio allocation, adjusting bonuses credited to policyholders, and taking other protective action.
      A number of the business units use passive assumptions to calculate their long-term business liabilities. Consequently, a change in the underlying assumptions may not have any impact on the liabilities, whereas assets held at market value in the statement of financial position will be affected. In these circumstances, the different measurement bases for liabilities and assets may lead to volatility in shareholders' equity. Similarly, for general insurance liabilities, the interest rate sensitivities only affect profit and equity where explicit assumptions are made regarding interest (discount) rates or future inflation.
      Other limitations in the above sensitivity analyses include the use of hypothetical market movements to demonstrate potential risk that only represent the Group's view of possible near-term market changes that cannot be predicted with any certainty, and the assumption that all interest rates move in an identical fashion.

Analysis of assets

D1 - Total assets

As an insurance business, Aviva Group holds a variety of assets to match the characteristics and duration of its insurance liabilities. Appropriate and effective asset liability matching (on an economic basis) is the principal way in which Aviva manages its investments.
In addition, to support this, Aviva also uses a variety of hedging and other risk management strategies to diversify away residual mis-match risk that is outside of the Group's risk appetite.

31 December 2012	Policyholder assets £m	Participating fund assets £m	Shareholder assets £m	Total assets analysed £m	Less assets of operations classified as held for sale £m	Statement of financial position total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	3,278	3,278	(674)	2,604
Interests in joint ventures and associates	116	1,239	479	1,834	(126)	1,708
Property and equipment	25	183	185	393	(2)	391
Investment property	4,172	6,079	582	10,833	(18)	10,815
Loans	605	5,562	21,767	27,934	(3,397)	24,537
Financial investments
Debt securities	16,472	83,497	61,654	161,623	(33,617)	128,006
Equity securities	22,500	9,854	1,423	33,777	(1,248)	32,529
Other investments	23,704	4,258	2,131	30,093	(1,550)	28,543
Reinsurance assets	1,576	542	5,449	7,567	(883)	6,684
Deferred tax assets	-	-	220	220	(32)	188
Current tax assets	-	-	68	68	(1)	67
Receivables and other financial assets	354	2,686	4,990	8,030	(413)	7,617
Deferred acquisition costs and other assets	-	498	4,856	5,354	(1,555)	3,799
Prepayments and accrued income	141	1,242	1,721	3,104	(403)	2,701
Cash and cash equivalents	4,305	10,466	9,043	23,814	(917)	22,897
Additional impairment to write down the disposal group to fair value less costs to sell	-	-	(2,233)	(2,233)	2,233	-
Assets of operations classified as held for sale	-	-	-	-	42,603	42,603
Total	73,970	126,106	115,613	315,689	-	315,689
Total %	23.4%	39.9%	36.7%	100.0%	0.0%	100.0%
FY11 as reported	70,367	124,631	117,378	312,376	-	312,376
FY11 Total %	22.5%	39.9%	37.6%	100.0%	0.0%	100.0%

As at 31 December 2012, 36.7% of Aviva's total asset base was shareholder assets, 39.9% participating assets where Aviva shareholders have partial exposure, and 23.4% policyholder assets where Aviva shareholders have no exposure. Of the total assets (excluding assets held for sale), investment property, loans and financial investments comprised £224.4 billion, compared to £255.8 billion at 31 December 2011.

D2 - Total assets - Valuation bases/fair value hierarchy

Total assets - 2012	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	3,278	-	3,278
Interests in joint ventures and associates	-	-	1,834	1,834
Property and equipment	244	149	-	393
Investment property	10,833	-	-	10,833
Loans	18,973	8,961	-	27,934
Financial investments
Debt securities	161,623	-	-	161,623
Equity securities	33,777	-	-	33,777
Other investments	30,093	-	-	30,093
Reinsurance assets	-	7,567	-	7,567
Deferred tax assets	-	-	220	220
Current tax assets	-	-	68	68
Receivables and other financial assets	-	8,030	-	8,030
Deferred acquisition costs and other assets	-	5,354	-	5,354
Prepayments and accrued income	-	3,104	-	3,104
Cash and cash equivalents	23,814	-	-	23,814
Additional impairment to write down the disposal group to fair value less costs to sell	-	(2,233)	-	(2,233)
Total	279,357	34,210	2,122	315,689
Total %	88.5%	10.8%	0.7%	100.0%
Assets of operations classified as held for sale	37,957	4,518	128	42,603
Total (excluding assets held for sale)	241,400	29,692	1,994	273,086
Total % (excluding assets held for sale)	88.4%	10.9%	0.7%	100.0%
FY11 Total	269,812	39,356	3,208	312,376
FY11 Total %	86.4%	12.6%	1.0%	100.0%

1  Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted within the analysis of the Group's assets.

Total assets - Policyholder assets 2012	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	-	-
Interests in joint ventures and associates	-	-	116	116
Property and equipment	-	25	-	25
Investment property	4,172	-	-	4,172
Loans	-	605	-	605
Financial investments
Debt securities	16,472	-	-	16,472
Equity securities	22,500	-	-	22,500
Other investments	23,704	-	-	23,704
Reinsurance assets	-	1,576	-	1,576
Deferred tax assets	-	-	-	-
Current tax assets	-	-	-	-
Receivables and other financial assets	-	354	-	354
Deferred acquisition costs and other assets	-	-	-	-
Prepayments and accrued income	-	141	-	141
Cash and cash equivalents	4,305	-	-	4,305
Total	71,153	2,701	116	73,970
Total %	96.2%	3.7%	0.1%	100.0%
Assets of operations classified as held for sale	3,021	27	-	3,048
Total (excluding assets held for sale)	68,132	2,674	116	70,922
Total % (excluding assets held for sale)	96.1%	3.8%	0.1%	100.0%
FY11 Total	67,310	2,804	253	70,367
FY11 Total %	95.6%	4.0%	0.4%	100.0%

1  Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted within the analysis of the Group's assets.

D2 - Total assets - Valuation bases/fair value hierarchy continued

Total assets - Participating fund assets 2012	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	-	-
Interests in joint ventures and associates	-	-	1,239	1,239
Property and equipment	132	51	-	183
Investment property	6,079	-	-	6,079
Loans	978	4,584	-	5,562
Financial investments
Debt securities	83,497	-	-	83,497
Equity securities	9,854	-	-	9,854
Other investments	4,258	-	-	4,258
Reinsurance assets	-	542	-	542
Deferred tax assets	-	-	-	-
Current tax assets	-	-	-	-
Receivables and other financial assets	-	2,686	-	2,686
Deferred acquisition costs and other assets	-	498	-	498
Prepayments and accrued income	-	1,242	-	1,242
Cash and cash equivalents	10,466	-	-	10,466
Total	115,264	9,603	1,239	126,106
Total %	91.4%	7.6%	1.0%	100.0%
Assets of operations classified as held for sale	2,788	333	-	3,121
Total (excluding assets held for sale)	112,476	9,270	1,239	122,985
Total % (excluding assets held for sale)	91.5%	7.5%	1.0%	100.0%
FY11 Total	113,287	9,884	1,460	124,631
FY11 Total %	90.9%	7.9%	1.2%	100.0%

1  Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted within the analysis of the Group's assets.

Total assets - Shareholders assets 2012	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	3,278	-	3,278
Interests in joint ventures and associates	-	-	479	479
Property and equipment	112	73	-	185
Investment property	582	-	-	582
Loans	17,995	3,772	-	21,767
Financial investments
Debt securities	61,654	-	-	61,654
Equity securities	1,423	-	-	1,423
Other investments	2,131	-	-	2,131
Reinsurance assets	-	5,449	-	5,449
Deferred tax assets	-	-	220	220
Current tax assets	-	-	68	68
Receivables and other financial assets	-	4,990	-	4,990
Deferred acquisition costs and other assets	-	4,856	-	4,856
Prepayments and accrued income	-	1,721	-	1,721
Cash and cash equivalents	9,043	-	-	9,043
Additional impairment to write down the disposal group to fair value less costs to sell	-	(2,233)	-	(2,233)
Total	92,940	21,906	767	115,613
Total %	80.4%	18.9%	0.7%	100.0%
Assets of operations classified as held for sale	32,148	4,158	128	36,434
Total (excluding assets held for sale)	60,792	17,748	639	79,179
Total % (excluding assets held for sale)	76.8%	22.4%	0.8%	100.0%
FY11 Total	89,215	26,668	1,495	117,378
FY11 Total %	76.0%	22.7%	1.3%	100.0%

1  Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted within the analysis of the Group's assets.

D2 - Total assets - Valuation bases/fair value hierarchy continued

Financial instruments (including derivatives and loans)
The Group classifies its investments as either financial assets at fair value through profit or loss (FV) or financial assets available for sale (AFS). The classification depends on the purpose for which the investments were acquired, and is determined by local management at initial recognition. The FV category has two subcategories - those that meet the definition as being held for trading and those the Group chooses to designate as FV (referred to in this section as 'other than trading').
      In general, the FV category is used as, in most cases, our investment or risk management strategy is to manage our financial investments on a fair value basis. All securities in the FV category are classified as other than trading, except for non-hedge derivatives and a small amount of debt and equity securities, bought with the intention to resell in the short term, which are classified as trading. The AFS category is used where the relevant long-term business liability (including shareholders' funds) is passively managed.
      Loans are carried at amortised cost, except for certain mortgage loans, where we have taken advantage of the fair value option under IAS 39 to present the mortgages, associated borrowings, other liabilities and derivative financial instruments at fair value, since they are managed together on a fair value basis. We believe this presentation provides more relevant information and eliminates any accounting mismatch that would otherwise arise from using different measurement bases for these four items.

Fair value hierarchy
To provide further information on the valuation techniques we use to measure assets carried at fair value, we have categorised the measurement basis for assets carried at fair value into a 'fair value hierarchy' in accordance with the valuation inputs and consistent with IFRS7 Financial Instruments: Disclosures.
■ Inputs to Level 1 fair values are quoted prices (unadjusted) in active markets for identical assets.

■ Inputs to Level 2 fair values are inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly. If the asset has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset.

■ Inputs to Level 3 fair values are unobservable inputs for the asset. Unobservable inputs may have been used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset at the measurement date (or market information for the inputs to any valuation models). As such, unobservable inputs reflect the assumptions the business unit considers that market participants would use in pricing the asset. Examples are certain private equity investments and private placements.

Fair values sourced from internal models are Level 2 only if substantially all the inputs are market observable. Otherwise fair values sourced from internal models are classified as Level 3.

	Fair value hierarchy
Total assets 2012	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Less: Assets of operations classified as held for sale £m	Statement of financial position total £m
Investment property	-	10,833	-	10,833	-	(18)	10,815
Loans	-	18,973	-	18,973	8,961	(3,397)	24,537
Debt securities	107,953	43,588	10,082	161,623	-	(33,617)	128,006
Equity securities	33,074	230	473	33,777	-	(1,248)	32,529
Other investments (including derivatives)	21,704	5,510	2,879	30,093	-	(1,550)	28,543
Assets of operations classified as held for sale	-	-	-	-	-	39,830	39,830
Total	162,731	79,134	13,434	255,299	8,961	-	264,260
Total %	61.6%	29.9%	5.1%	96.6%	3.4%		100.0%
Assets of operations classified as held for sale	2,993	32,979	516	36,488	3,342	-	39,830
Total (excluding assets held for sale)	159,738	46,155	12,918	218,811	5,619	-	224,430
Total % (excluding assets held for sale)	71.2%	20.6%	5.8%	97.6%	2.4%		100.0%
FY11 Total	156,641	78,520	11,368	246,529	9,630	(347)	255,812
FY11 Total %	61.1%	30.7%	4.4%	96.2%	3.8%		100.0%

At 31 December 2012, the proportion of total financial investments, loans and investment properties classified as Level 1 in the fair value hierarchy has remained stable at 61.6% (FY11: 61.1%). Level 2 and Level 3 financial investments, loans and investment properties have also remained relatively stable at 29.9% (FY11: 30.7%) and 5.1% (FY11: 4.4%), respectively.  Excluding assets classified as held for sale, the proportion of Level 1 assets at 31 December 2012 increases to 71.2% with Level 2 assets reducing to 20.6% reflecting the impact of the higher proportion of Level 2 debt securities within the US business (see D3.4.1).

D3 - Analysis of asset quality

D3.1 - Goodwill, Acquired value of in-force business and intangible assets
The Group's goodwill, acquired value of in-force business and the majority of other intangible assets have arisen from the Group's business combinations. These business combinations include several bancassurance arrangements, which have resulted in £512 million of the total £1,703 million of goodwill and £691 million of the total £1,575 million of AVIF and other intangible assets. These balances primarily represent the value of bancassurance distribution agreements acquired in these business combinations and are before the deduction of goodwill and other intangibles held for sale. The Group's total goodwill and intangible balances at FY12 noted above are after impairments recognised during the year.

D3 - Analysis of asset quality continued
D3.2 - Investment property

				2012				2011
	Fair value hierarchy				Fair value hierarchy
Investment property - Total	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	-	10,822	-	10,822	-	11,552	-	11,552
Vacant investment property/held for capital appreciation	-	11	-	11	-	86	-	86
Total	-	10,833	-	10,833	-	11,638	-	11,638
Total %	-	100.0%	-	100.0%	-	100.0%	-	100.0%
Assets of operations classified as held for sale	-	18	-	18	-	-	-	-
Total (excluding assets held for sale)	-	10,815	-	10,815	-	11,638	-	11,638
Total % (excluding assets held for sale)	-	100.0%	-	100.0%	-	100.0%	-	100.0%

				2012				2011
	Fair value hierarchy				Fair value hierarchy
Investment property - Policyholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	-	4,172	-	4,172	-	4,164	-	4,164
Vacant investment property/held for capital appreciation	-	-	-	-	-	4	-	4
Total	-	4,172	-	4,172	-	4,168	-	4,168
Total %	-	100.0%	-	100.0%	-	100.0%	-	100.0%
Assets of operations classified as held for sale	-	12	-	12	-	-	-	-
Total (excluding assets held for sale)	-	4,160	-	4,160	-	4,168	-	4,168
Total % (excluding assets held for sale)	-	100.0%	-	100.0%	-	100.0%	-	100.0%

				2012				2011
	Fair value hierarchy				Fair value hierarchy
Investment property - Participating fund assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	-	6,078	-	6,078	-	6,312	-	6,312
Vacant investment property/held for capital appreciation	-	1	-	1	-	72	-	72
Total	-	6,079	-	6,079	-	6,384	-	6,384
Total %	-	100.0%	-	100.0%	-	100.0%	-	100.0%
Assets of operations classified as held for sale	-	-	-	-	-	-	-	-
Total (excluding assets held for sale)	-	6,079	-	6,079	-	6,384	-	6,384
Total % (excluding assets held for sale)	-	100.0%	-	100.0%	-	100.0%	-	100.0%

				2012				2011
	Fair value hierarchy				Fair value hierarchy
Investment property - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	-	572	-	572	-	1,076	-	1,076
Vacant investment property/held for capital appreciation	-	10	-	10	-	10	-	10
Total	-	582	-	582	-	1,086	-	1,086
Total %	-	100.0%	-	100.0%	-	100.0%	-	100.0%
Assets of operations classified as held for sale	-	6	-	6	-	-	-	-
Total (excluding assets held for sale)	-	576	-	576	-	1,086	-	1,086
Total % (excluding assets held for sale)	-	100.0%	-	100.0%	-	100.0%	-	100.0%

95% (FY11: 91%) of total investment properties by value are held in unit-linked or participating funds.  Shareholder exposure to investment properties is principally through investments in Property Limited Partnerships (PLPs). Depending on the Group's interest in these PLPs, its investments are classified as either interests in joint ventures, unit trusts or consolidated as a subsidiary, in which case the underlying investment properties held by the PLP are included on the balance sheet. The decrease in shareholder exposure to investment properties is mainly a result of disposals and declines in property values at 31 December 2012 compared to 31 December 2011, partly offset by new acquisitions.
      Investment properties are stated at their market values as assessed by qualified external independent valuers or by local qualified staff of the Group in overseas operations, all with recent relevant experience. Values are calculated using a discounted cash flow approach and are based on current rental income plus anticipated uplifts at the next rent review, lease expiry or break option taking into consideration lease incentives, assuming no future growth in the estimated rental value of the property. This uplift and the discount rate are derived from rates implied by recent market transactions on similar properties. The basis of valuation therefore naturally falls to be classified as Level 2. Valuations are typically undertaken on a quarterly (and in some cases monthly) basis.
99.9%(FY11: 99.3%) of total investment properties by value are leased to third parties under operating leases, with the remainder either being vacant or held for capital appreciation.

D3 - Analysis of asset quality continued

D3.3 - Loans
The Group loan portfolio is principally made up of:
■ Policy loans which are generally collateralised by a lien or charge over the underlying policy;
■ Loans and advances to banks, which primarily relate to loans of cash collateral received in stock lending transactions.
These loans are fully collateralised by other securities;
■ Mortgage loans collateralised by property assets; and
■ Other loans, which include loans to brokers and intermediaries.

Loans with fixed maturities, including policy loans, mortgage loans (at amortised cost) and loans and advances to banks, are recognised when cash is advanced to borrowers. These loans are carried at their unpaid principal balances and adjusted for amortisation of premium or discount, non-refundable loan fees and related direct costs. These amounts are deferred and amortised over the life of the loan as an adjustment to loan yield using the effective interest rate method.
      For certain mortgage loans, the Group has taken advantage of the fair value option under IAS 39 to present the mortgages, associated borrowings, other liabilities and derivative financial instruments at fair value, since they are managed together on a fair value basis. Due to the illiquid nature of these assets, where fair value accounting is applied, it is done so on a Level 2 basis.

Loans - Total 2012	United Kingdom & Ireland £m	France £m	United States £m	Canada £m	Italy, Spain and Other £m	Higher growth markets £m	Total £m
Policy loans	28	839	402	-	12	30	1,311
Loans and advances to banks	4,250	-	-	-	-	-	4,250
Mortgage loans	19,187	1	2,994	-	-	-	22,182
Other loans	95	8	1	83	2	2	191
Total	23,560	848	3,397	83	14	32	27,934
Total %	84.3%	3.0%	12.2%	0.3%	0.1%	0.1%	100.0%
Assets of operations classified as held for sale	-	-	3,397	-	-	-	3,397
Total (excluding assets held for sale)	23,560	848	-	83	14	32	24,537
Total % (excluding assets held for sale)	96.0%	3.5%	0.0%	0.3%	0.1%	0.1%	100.0%
FY11 Total	23,964	949	3,067	80	16	40	28,116
FY11 Total %	85.2%	3.4%	10.9%	0.3%	0.1%	0.1%	100.0%

Loans - Policyholders assets 2012	United Kingdom & Ireland £m	France £m	United States £m	Canada £m	Italy, Spain and Other £m	Higher growth markets £m	Total £m
Policy loans	-	-	-	-	-	-	-
Loans and advances to banks	604	-	-	-	-	-	604
Mortgage loans	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	1	1
Total	604	-	-	-	-	1	605
Total %	99.8%	0.0%	0.0%	0.0%	0.0%	0.2%	100.0%
Assets of operations classified as held for sale	-	-	-	-	-	-	-
Total (excluding assets held for sale)	604	-	-	-	-	1	605
Total % (excluding assets held for sale)	99.8%	0.0%	0.0%	0.0%	0.0%	0.2%	100.0%
FY11 Total	917	-	-	-	-	-	917
FY11 Total %	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%	100.0%

Loans - Participating fund assets 2012	United Kingdom & Ireland £m	France £m	United States £m	Canada £m	Italy, Spain and Other £m	Higher growth markets £m	Total £m
Policy loans	20	839	181	-	-	-	1,040
Loans and advances to banks	3,402	-	-	-	-	-	3,402
Mortgage loans	976	1	135	-	-	-	1,112
Other loans	-	8	-	-	-	-	8
Total	4,398	848	316	-	-	-	5,562
Total %	79.1%	15.2%	5.7%	0.0%	0.0%	0.0%	100.0%
Assets of operations classified as held for sale	-	-	316	-	-	-	316
Total (excluding assets held for sale)	4,398	848	-	-	-	-	5,246
Total % (excluding assets held for sale)	83.8%	16.2%	0.0%	0.0%	0.0%	0.0%	100.0%
FY11 Total	5,197	948	325	-	-	1	6,471
FY11 Total %	80.3%	14.7%	5.0%	0.0%	0.0%	0.0%	100.0%

D3 - Analysis of asset quality continued

D3.3 - Loans continued

Loans - Shareholder assets 2012	United Kingdom & Ireland £m	France £m	United States £m	Canada £m	Italy, Spain and Other £m	Higher growth markets £m	Total £m
Policy loans	8	-	221	-	12	30	271
Loans and advances to banks	244	-	-	-	-	-	244
Mortgage loans	18,211	-	2,859	-	-	-	21,070
Other loans	95	-	1	83	2	1	182
Total	18,558	-	3,081	83	14	31	21,767
Total %	85.2%	0.0%	14.2%	0.4%	0.1%	0.1%	100.0%
Assets of operations classified as held for sale	-	-	3,081	-	-	-	3,081
Total (excluding assets held for sale)	18,558	-	-	83	14	31	18,686
Total % (excluding assets held for sale)	99.3%	0.0%	0.0%	0.4%	0.1%	0.2%	100.0%
FY11 Total	17,849	1	2,743	80	16	39	20,728
FY11 Total %	86.1%	0.0%	13.2%	0.4%	0.1%	0.2%	100.0%

The value of the Group's loan portfolio (including Policyholder, Participating Fund and Shareholder assets), at 31 December 2012 stood at £27.9 billion (FY11: £28.1 billion), a decrease of £0.2 billion. Excluding assets held for sale, the Group's loan portfolio amounts to £24.5 billion.
      The total shareholder exposure to loans increased to £21.8 billion (FY11: £20.7 billion), and represented 78% of the total loan portfolio, with the remaining 22% split between participating funds (£5.6 billion) and policyholder assets (£0.6 billion).
      Of the Group's total loan portfolio (including Policyholder, Participating Fund and Shareholder assets), 79% (FY11: 76%) is invested in mortgage loans.

Mortgage loans - Shareholder assets

2012	United Kingdom & Ireland £m	United States £m	Total £m
Non-securitised mortgage loans
- Residential (Equity release)	3,172	-	3,172
- Commercial	8,720	2,859	11,579
- Healthcare	4,101	-	4,101
	15,993	2,859	18,852
Securitised mortgage loans	2,218	-	2,218
Total	18,211	2,859	21,070
Assets of operations classified as held for sale	-	2,859	2,859
Total (excluding assets held for sale)	18,211	-	18,211
FY11 Total	17,668	2,507	20,175

The Group's mortgage loan portfolio spans several business units, primarily in the UK and USA, and across various sectors, including residential loans, commercial loans and government supported healthcare loans. Aviva's shareholder exposure to mortgage loans accounts for 96.8% of total shareholder asset loans. This section focuses on explaining the shareholder risk within these exposures.

United Kingdom & Ireland
(Non-securitised mortgage loans)
Residential
The UK non-securitised residential mortgage portfolio has a total current value of £3.2 billion (FY11: £2.7 billion). The increase from the prior year is primarily due to £570 million of new loans and accrued interest and £52 million of fair value gains, partly offset by £107 million of redemptions. These mortgages are all in the form of equity release, whereby homeowners mortgage their property to release cash equity. Due to the low relative levels of equity released in each property, they predominantly have a Loan to Value ("LTV") of below 70%, and the average LTV across the portfolio is approximately 29.6% (FY11: 27.5%).

Healthcare
Primary Healthcare & PFI businesses loans included within shareholder assets are £4.1 billion (FY11: £3.7 billion)and are secured against General Practitioner premises, other primary health related premises or other emergency services related premises. For all such loans, government support is provided through either direct funding or reimbursement of rental payments to the tenants to meet income service and provide for the debt to be reduced substantially over the term of the loan. Although the loan principal is not Government guaranteed, the nature of these businesses and premises provides considerable comfort of an ongoing business model and low risk of default.
      On a market value basis, we estimate the average LTV of these mortgages to be 96%, although as explained above, we do not consider this to be a key risk indicator. Income support from the Government bodies and the social need for these premises provide sustained income stability. Aviva therefore considers these loans to be low risk and uncorrelated with the strength of the UK or global economy.

D3 - Analysis of asset quality continued

D3.3 - Loans continued
Commercial
Gross exposure by loan to value and arrears

Shareholder assets

2012	>120% £m	115-120% £m	110-115% £m	105-110% £m	100-105% £m	95-100% £m	90-95% £m	80-90% £m	70-80% £m	<70% £m	Total £m
Not in arrears	341	704	939	843	754	1,233	439	1,290	414	1,317	8,274
0 - 3 months	-	1	36	-	51	9	21	-	3	-	121
3 - 6 months	-	-	-	-	-	55	2	-	-	-	57
6 - 12 months	-	-	-	-	-	47	2	-	-	-	49
> 12 months	-	-	-	-	-	204	15	-	-	-	219
Total	341	705	975	843	805	1,548	479	1,290	417	1,317	8,720

Of the total £8.7 billion of UK non-securitised commercial mortgage loan in the shareholder fund, £8.4 billion are held by our UK
Life business, of which £7.7 billion back annuity liabilities, and are stated on a fair value basis. The loan exposures for our UK Life business are calculated on a discounted cash flow basis, and include a risk adjustment through the use of Credit Risk Adjusted Value ("CRAV") methods.
      Aviva UK General Insurance hold the remaining £0.3 billion of loans which are stated on an amortised cost basis and are subject to impairment review, using a fair value methodology calibrated to the UK Life approach, adjusted for specific portfolio characteristics.
      For the commercial mortgages held by the UK Life and UK General Insurance business, loan service collection ratios, a key indicator of mortgage portfolio performance, remained high during the period. Loan Interest Cover ("LIC"), which is defined as the annual net rental income (including rental deposits and less ground rent) divided by the annual loan interest service, increased to 1.40x (FY11: 1.32x) due to new business being completed with strong cover. Mortgage LTVs decreased during the year from 102% to 95% largely due to new business completing with low LTVs  (property values have fallen c3.2% between 2011 and 2012).
      All loans in arrears have been assessed for impairment. Of the £446 million (FY11: £418 million)value of loans in arrears included within our shareholder assets, the interest and capital amount in arrears is only £2.4 million.
The valuation allowance (including supplementary allowances) made in the UK Life for corporate bonds and mortgages, including healthcare mortgages, held by Aviva Annuity UK Limited and carried at fair value equates to 56 bps and 89 bps respectively at 31 December 2012 (FY11: 60 bps and 69 bps respectively). The total valuation allowance held by Aviva Annuity UK Limited in respect of corporate bonds and mortgages, including healthcare mortgages, was £1.8 billion (FY11: £1.6 billion)over the remaining term of the UK Life corporate bond and mortgage portfolio. The increase is driven by an increase in the commercial mortgage allowances to reflect up-to-date market information and growth in the corporate bond portfolio.
      In addition, we hold £118 million (FY11: £84 million) of impairment provisions in our UK General Insurance mortgage portfolio, which is carried at amortised cost.
      The UK portfolio remains well diversified in terms of property type, location and tenants as well as the spread of loans written over time. The risks in commercial mortgages are addressed through several layers of protection with the mortgage risk profile being primarily driven by the ability of the underlying tenant rental income to cover loan interest and amortisation. Should any single tenant default on their rental payment, rental from other tenants backing the same loan often ensures the loan interest cover does not fall below 1.0x. Where there are multiple loans to a single borrower further protection may be achieved through cross-charging (or pooling) such that any single loan is also supported by rents received within other pool loans. Additionally, there may be support provided by the borrower of the loan itself and further loss mitigation from any general floating charge held over assets within the borrower companies.
      If the LIC cover falls below 1.0x and the borrower defaults then Aviva still retains the option of selling the security or restructuring the loans and benefiting from the protection of the collateral. A combination of these benefits and the high recovery levels afforded by property collateral (compared to corporate debt or other uncollateralised credit exposures) results in the economic exposure being significantly lower than the gross exposure reported above.

Securitised mortgage loans
Of the total securitised residential mortgages (£2.2 billion), approximately £260 million of securities are still held by Aviva shareholder funds. The remaining securities have been sold to third parties, and therefore present little credit risk to Aviva. Securitised residential mortgages held are predominantly issued through vehicles in the UK.

D3 - Analysis of asset quality continued

D3.3 - Loans continued

United States
(Non-securitised mortgage loans)
Commercial
Gross exposure by loan to value and arrears

Shareholder assets

2012	>120% £m	115-120% £m	110-115% £m	105-110% £m	100-105% £m	95-100% £m	90-95% £m	80-90% £m	70-80% £m	<70% £m	Total £m
Neither past due nor impaired	14	-	2	1	14	23	19	131	516	2,137	2,857
0 - 3 months	-	-	-	-	2	-	-	-	-	-	2
3 - 6 months	-	-	-	-	-	-	-	-	-	-	-
6 - 12 months	-	-	-	-	-	-	-	-	-	-	-
> 12 months	-	-	-	-	-	-	-	-	-	-	-
Total	14	-	2	1	16	23	19	131	516	2,137	2,859

Aviva USA currently holds £2.9 billion (FY11: £2.5 billion) of commercial mortgages included within shareholder assets. These mortgages continue to perform well, reflecting:
■ Low underwriting LTVs (shall not exceed 80% at the time of issuance), and consequently a portfolio with an average LTV of 61% (FY11: 64%);
■ A highly diversified portfolio, with strong volumes in many states with more stable economies and related real estate values; and
■ Strong LIC ratios, with 98% of the loans having an LIC above 1.0x, and 2.0% with LIC below 1.0x.

As at 31 December 2012, the actual amount of interest payment in arrears was £0.03 million.

D3 - Analysis of asset quality continued

D3.4 - Financial investments

				2012				2011
Total assets	Cost/ amortised cost £m	Unrealised gains £m	Impairment and unrealised losses £m	Fair value £m	Cost/ amortised cost £m	Unrealised gains £m	Impairment and unrealised losses £m	Fair value £m
Debt securities	147,220	16,433	(2,030)	161,623	147,537	12,395	(6,587)	153,345
Equity securities	30,898	5,043	(2,164)	33,777	33,055	3,637	(4,009)	32,683
Other investments	28,939	2,308	(1,154)	30,093	30,362	553	(538)	30,377
Total	207,057	23,784	(5,348)	225,493	210,954	16,585	(11,134)	216,405
Assets of operations classified as held for sale	32,834	3,762	(181)	36,415	403	4	(60)	347
Total (excluding assets held for sale)	174,223	20,022	(5,167)	189,078	210,551	16,581	(11,074)	216,058

Aviva holds large quantities of high quality bonds, primarily to match our liability to make guaranteed payments to policyholders. Some credit risk is taken, partly to increase returns to policyholders and partly to optimise the risk/return profile for shareholders.
The risks are consistent with the products we offer and the related investment mandates, and are in line with our risk appetite.
      The Group also holds equities, the majority of which are held in participating funds and policyholder funds, where they form an integral part of the investment expectations of policyholders and follow well-defined investment mandates. Some equities are also held in shareholder funds. The vast majority of equity investments are valued at quoted market prices.

D3.4.1 - Debt securities

	Fair value hierarchy
Debt securities - Total 2012	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	18,208	158	-	18,366
Non-UK Government	39,385	5,234	1,757	46,376
Europe	35,950	1,115	1,756	38,821
North America	787	3,779	-	4,566
Asia Pacific & Other	2,648	340	1	2,989
Corporate bonds - Public utilities	5,789	3,299	52	9,140
Corporate convertible bonds	182	107	182	471
Other corporate bonds	39,383	29,028	7,980	76,391
Other	5,006	5,762	111	10,879
Total	107,953	43,588	10,082	161,623
Total %	66.8%	27.0%	6.2%	100.0%
Assets of operations classified as held for sale	1,480	32,017	120	33,617
Total (excluding assets held for sale)	106,473	11,571	9,962	128,006
Total % (excluding assets held for sale)	83.2%	9.0%	7.8%	100.0%
FY11	103,183	42,222	7,940	153,345
FY11%	67.3%	27.5%	5.2%	100.0%

	Fair value hierarchy
Debt securities - Policyholders assets 2012	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	4,180	-	-	4,180
Non-UK Government	2,607	60	1	2,668
Europe	1,846	59	1	1,906
North America	149	-	-	149
Asia Pacific & Other	612	1	-	613
Corporate bonds - Public utilities	284	-	1	285
Corporate convertible bonds	4	-	-	4
Other corporate bonds	5,136	1,922	158	7,216
Other	1,829	285	5	2,119
Total	14,040	2,267	165	16,472
Total %	85.2%	13.8%	1.0%	100.0%
Assets of operations classified as held for sale	190	1,148	-	1,338
Total (excluding assets held for sale)	13,850	1,119	165	15,134
Total % (excluding assets held for sale)	91.5%	7.4%	1.1%	100.0%
FY11	12,492	2,717	86	15,295
FY11%	81.6%	17.8%	0.6%	100.0%

D3 - Analysis of asset quality continued

D3.4 - Financial investments continued
D3.4.1 - Debt securities continued

	Fair value hierarchy
Debt securities - Participating fund assets 2012	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	10,643	10	-	10,653
Non-UK Government	29,260	620	1,720	31,600
Europe	27,378	560	1,720	29,658
North America	199	36	-	235
Asia Pacific & Other	1,683	24	-	1,707
Corporate bonds - Public utilities	2,585	254	33	2,872
Corporate convertible bonds	177	25	126	328
Other corporate bonds	24,761	2,310	7,506	34,577
Other	1,494	1,868	105	3,467
Total	68,920	5,087	9,490	83,497
Total %	82.5%	6.1%	11.4%	100.0%
Assets of operations classified as held for sale	633	2,082	-	2,715
Total (excluding assets held for sale)	68,287	3,005	9,490	80,782
Total % (excluding assets held for sale)	84.5%	3.7%	11.8%	100.0%
FY11	67,653	4,504	7,293	79,450
FY11%	85.2%	5.7%	9.1%	100.0%

	Fair value hierarchy
Debt securities - Shareholder assets 2012	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	3,385	148	-	3,533
Non-UK Government	7,518	4,554	36	12,108
Europe	6,726	496	35	7,257
North America	439	3,743	-	4,182
Asia Pacific & Other	353	315	1	669
Corporate bonds - Public utilities	2,920	3,045	18	5,983
Corporate convertible bonds	1	82	56	139
Other corporate bonds	9,486	24,796	316	34,598
Other	1,683	3,609	1	5,293
Total	24,993	36,234	427	61,654
Total %	40.5%	58.8%	0.7%	100.0%
Assets of operations classified as held for sale	657	28,787	120	29,564
Total (excluding assets held for sale)	24,336	7,447	307	32,090
Total % (excluding assets held for sale)	75.8%	23.2%	1.0%	100.0%
FY11	23,038	35,001	561	58,600
FY11%	39.3%	59.7%	1.0%	100.0%

0.7%(FY11: 1.0%) of shareholder exposure to debt securities and 1.0% excluding assets held for sale is fair valued using models with significant unobservable market parameters (classified as Fair Value Level 3). Where estimates are used, these are based on a combination of independent third party evidence and internally developed models, calibrated to market observable data where possible.
      40.5% (FY11: 39.3%) of shareholder exposure to debt securities is based on quoted prices in an active market and are therefore classified as Fair Value Level 1. The majority of the debt instruments in Level 2 are held by our US and Canadian businesses. These debt instruments are valued by independent pricing firms in accordance with usual market practice in that region and consistent with other companies operating in the region are classified as Level 2 in the Fair Value hierarchy. Excluding our US and Canadian businesses, the proportion of shareholder debt securities classified as Level 1 in the Fair Value hierarchy would be 78.9% (FY11: 84.1%); while excluding assets held for sale (including our US business) 75.8% of shareholder debt securities are classified as Level 1.

D3 - Analysis of asset quality continued

D3.4 - Financial investments continued
D3.4.1 - Debt securities continued

	External ratings
Debt securities - Total 2012	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	18,025	88	32	-	-	203	18,348
UK local authorities	13	-	-	-	-	5	18
Non-UK Government	11,925	16,693	3,671	12,914	1,071	102	46,376
	29,963	16,781	3,703	12,914	1,071	310	64,742
Corporate
Public utilities	47	296	5,661	2,879	80	177	9,140
Convertibles and bonds with warrants	6	-	40	397	6	22	471
Other corporate bonds	5,503	8,839	27,179	23,876	3,357	7,637	76,391
	5,556	9,135	32,880	27,152	3,443	7,836	86,002
Certificates of deposits	-	388	517	87	1,054	4	2,050
Structured
RMBS1 non-agency prime	169	23	4	-	-	-	196
RMBS1 agency	907	-	-	-	-	-	907
	1,076	23	4	-	-	-	1,103
CMBS2	1,617	369	196	137	120	1	2,440
ABS3	595	198	277	53	95	10	1,228
CDO (including CLO)4	-	-	-	-	1	5	6
ABCP5	58	27	-	-	-	-	85
	2,270	594	473	190	216	16	3,759
Wrapped credit	1	269	94	104	42	47	557
Other	648	193	860	639	917	153	3,410
Total	39,514	27,383	38,531	41,086	6,743	8,366	161,623
Total %	24.4%	16.9%	23.8%	25.4%	4.2%	5.3%	100.0%
Assets of operations classified as held for sale	3,478	3,638	9,424	12,726	1,920	2,431	33,617
Total (excluding assets held for sale)	36,036	23,745	29,107	28,360	4,823	5,935	128,006
Total % (excluding assets held for sale)	28.2%	18.5%	22.7%	22.2%	3.8%	4.6%	100.0%
FY11	49,759	20,167	45,819	24,988	4,252	8,360	153,345
FY11%	32.3%	13.2%	29.9%	16.3%	2.8%	5.5%	100.0%

1 RMBS - Residential Mortgage Backed Security.
2 CMBS - Commercial Mortgage Backed Security.
3 ABS - Asset Backed Security.
4 CDO - Collateralised Debt Obligation, CLO - Collateralised Loan Obligation.
5 ABCP - Asset Backed Commercial Paper.

D3 - Analysis of asset quality continued

D3.4 - Financial investments continued
D3.4.1 - Debt securities continued

	External ratings
Debt securities - Policyholders assets 2012	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	4,177	3	-	-	-	-	4,180
UK local authorities	-	-	-	-	-	-	-
Non-UK Government	564	306	786	772	198	42	2,668
	4,741	309	786	772	198	42	6,848
Corporate
Public utilities	2	18	152	91	15	7	285
Convertibles and bonds with warrants	-	-	-	1	-	3	4
Other corporate bonds	273	741	3,027	2,568	224	383	7,216
	275	759	3,179	2,660	239	393	7,505
Certificates of deposits	-	239	417	54	275	1	986
Structured
RMBS1 non-agency prime	-	-	2	-	-	-	2
RMBS1 agency	-	-	-	-	-	-	-
	-	-	2	-	-	-	2
CMBS2	6	1	-	-	-	-	7
ABS3	6	4	39	-	-	-	49
CDO (including CLO)4	-	-	-	-	-	-	-
ABCP5	-	-	-	-	-	-	-
	12	5	39	-	-	-	56
Wrapped credit	-	11	1	2	2	1	17
Other	201	60	267	198	284	48	1,058
Total	5,229	1,383	4,691	3,686	998	485	16,472
Total %	31.7%	8.4%	28.5%	22.4%	6.1%	2.9%	100.0%
Assets of operations classified as held for sale	48	49	-	1,170	67	4	1,338
Total (excluding assets held for sale)	5,181	1,334	4,691	2,516	931	481	15,134
Total % (excluding assets held for sale)	34.2%	8.8%	31.0%	16.6%	6.2%	3.2%	100.0%
FY11	6,208	1,132	3,912	3,101	371	571	15,295
FY11%	40.6%	7.4%	25.6%	20.3%	2.4%	3.7%	100.0%

D3 - Analysis of asset quality continued
D3.4 - Financial investments continued
D3.4.1 - Debt securities continued

	External ratings
Debt securities - Participating fund assets 2012	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	10,610	4	28	-	-	11	10,653
UK local authorities	-	-	-	-	-	-	-
Non-UK Government	6,779	11,830	1,677	10,471	833	10	31,600
	17,389	11,834	1,705	10,471	833	21	42,253
Corporate
Public utilities	18	93	1,712	1,012	20	17	2,872
Convertibles and bonds with warrants	-	-	21	284	4	19	328
Other corporate bonds	3,881	4,955	11,902	9,731	1,739	2,369	34,577
	3,899	5,048	13,635	11,027	1,763	2,405	37,777
Certificates of deposits	-	6	42	12	614	-	674
Structured
RMBS1 non-agency prime	68	-	2	-	-	-	70
RMBS1 agency	20	-	-	-	-	-	20
	88	-	2	-	-	-	90
CMBS2	152	28	10	25	1	1	217
ABS3	50	30	120	22	38	-	260
CDO (including CLO)4	-	-	-	-	-	-	-
ABCP5	17	-	-	-	-	-	17
	219	58	130	47	39	1	494
Wrapped credit	-	57	12	22	2	-	93
Other	402	120	534	397	570	93	2,116
Total	21,997	17,123	16,060	21,976	3,821	2,520	83,497
Total %	26.3%	20.5%	19.2%	26.3%	4.6%	3.1%	100.0%
Assets of operations classified as held for sale	95	198	666	1,156	534	66	2,715
Total (excluding assets held for sale)	21,902	16,925	15,394	20,820	3,287	2,454	80,782
Total % (excluding assets held for sale)	27.1%	21.0%	19.1%	25.8%	4.0%	3.0%	100.0%
FY11	30,540	11,204	24,004	9,786	1,465	2,451	79,450
FY11%	38.4%	14.1%	30.2%	12.3%	1.8%	3.2%	100.0%

D3 - Analysis of asset quality continued
D3.4 - Financial investments continued
D3.4.1 - Debt securities continued

	External ratings
Debt securities - Shareholder assets 2012	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	3,238	81	4	-	-	192	3,515
UK local authorities	13	-	-	-	-	5	18
Non-UK Government	4,582	4,557	1,208	1,671	40	50	12,108
	7,833	4,638	1,212	1,671	40	247	15,641
Corporate
Public utilities	27	185	3,797	1,776	45	153	5,983
Convertibles and bonds with warrants	6	-	19	112	2	-	139
Other corporate bonds	1,349	3,143	12,250	11,577	1,394	4,885	34,598
	1,382	3,328	16,066	13,465	1,441	5,038	40,720
Certificates of deposits	-	143	58	21	165	3	390
Structured
RMBS1 non-agency prime	101	23	-	-	-	-	124
RMBS1 agency	887	-	-	-	-	-	887
	988	23	-	-	-	-	1,011
CMBS2	1,459	340	186	112	119	-	2,216
ABS3	539	164	118	31	57	10	919
CDO (including CLO)4	-	-	-	-	1	5	6
ABCP5	41	27	-	-	-	-	68
	2,039	531	304	143	177	15	3,209
Wrapped credit	1	201	81	80	38	46	447
Other	45	13	59	44	63	12	236
Total	12,288	8,877	17,780	15,424	1,924	5,361	61,654
Total %	19.9%	14.4%	28.8%	25.0%	3.1%	8.8%	100.0%
Assets of operations classified as held for sale	3,335	3,391	8,758	10,400	1,319	2,361	29,564
Total (excluding assets held for sale)	8,953	5,486	9,022	5,024	605	3,000	32,090
Total % (excluding assets held for sale)	27.9%	17.1%	28.1%	15.7%	1.9%	9.3%	100.0%
FY11	13,011	7,831	17,903	12,101	2,416	5,338	58,600
FY11%	22.2%	13.4%	30.6%	20.7%	4.1%	9.0%	100.0%

The overall quality of the book remains strong, despite the continuing downgrade activity by the major rating agencies during the year to 2012. 25% of shareholder exposure to debt securities is in government holdings (FY11: 23%). Our corporate debt securities portfolio represents 66% (FY11: 67%) of total shareholder debt securities.
      The majority of non-rated corporate bonds are held by our businesses in the US and UK.
      At 31 December 2012, the proportion of our shareholder debt securities that are investment grade increased to 88.1%
(FY11: 86.9%). The remaining 11.9% of shareholder debt securities that do not have an external rating of BBB or higher can be split as follows:
■ 3.1% are debt securities that are rated as below investment grade;

■ 3.7% are US private placements which are not rated by the major rating agencies, but are rated as investment grade by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC), a US national regulatory agency; and,

■ 5.1% are not rated by the major rating agencies or the NAIC.

Of the securities not rated by an external agency or NAIC most are allocated an internal rating using a methodology largely consistent with that adopted by an external rating agency, and are considered to be of investment grade credit quality; these include £2.4 billion of debt securities held in our UK Life business, predominantly made up of private placements and other corporate bonds, which have been internally rated as investment grade.
      The majority of the Residential Mortgage-Backed Securities (RMBS) are U.S. investments and over 87% of this exposure is backed by one of the U.S. Government Sponsored Entities (GSEs) including Fannie Mae and Freddie Mac which, under the conservatorship arrangements implemented in September 2008, have an implicit guarantee, although they are not expressly backed by the full faith and credit of the U.S. Government.
      The Group has extremely limited exposure to CDOs, CLOs and 'Sub-prime' debt securities.
      Asset backed securities (ABS) are held primarily by our US and UK businesses. 92.7% of the Group's shareholder holdings in ABS are investment grade. ABS that either have a rating below BBB or are not rated represent approximately 0.1% of shareholder exposure to debt securities.

D3 - Analysis of asset quality continued

D3.4 - Financial investments continued
D3.4.2 - Equity securities

				2012				2011
	Fair value hierarchy				Fair value hierarchy
Equity securitites - Total	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	3,684	-	-	3,684	4,132	-	1	4,133
Banks, trusts and insurance companies	6,771	72	415	7,258	5,763	99	403	6,265
Industrial miscellaneous and all other	22,182	158	58	22,398	21,605	174	79	21,858
Non-redeemable preferred shares	437	-	-	437	56	371	-	427
Total	33,074	230	473	33,777	31,556	644	483	32,683
Total %	97.9%	0.7%	1.4%	100.0%	96.6%	2.0%	1.4%	100.0%
Assets of operations classified as held for sale	1,068	180	-	1,248	37	-	-	37
Total (excluding assets held for sale)	32,006	50	473	32,529	31,519	644	483	32,646
Total % (excluding assets held for sale)	98.4%	0.2%	1.4%	100.0%	96.5%	2.0%	1.5%	100.0%

				2012				2011
	Fair value hierarchy				Fair value hierarchy
Equity securities - Policyholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	2,571	-	-	2,571	2,728	-	-	2,728
Banks, trusts and insurance companies	3,902	-	2	3,904	3,386	-	-	3,386
Industrial miscellaneous and all other	15,797	137	1	15,935	14,282	166	7	14,455
Non-redeemable preferred shares	90	-	-	90	33	-	-	33
Total	22,360	137	3	22,500	20,429	166	7	20,602
Total %	99.4%	0.6%	0.0%	100.0%	99.2%	0.8%	0.0%	100.0%
Assets of operations classified as held for sale	1,057	119	-	1,176	34	-	-	34
Total (excluding assets held for sale)	21,303	18	3	21,324	20,395	166	7	20,568
Total % (excluding assets held for sale)	99.9%	0.1%	0.0%	100.0%	99.2%	0.8%	0.0%	100.0%

				2012				2011
	Fair value hierarchy				Fair value hierarchy
Equity securities - Participating fund assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	1,095	-	-	1,095	1,368	-	-	1,368
Banks, trusts and insurance companies	2,309	-	86	2,395	2,211	-	70	2,281
Industrial miscellaneous and all other	6,274	21	45	6,340	7,048	6	62	7,116
Non-redeemable preferred shares	24	-	-	24	23	-	-	23
Total	9,702	21	131	9,854	10,650	6	132	10,788
Total %	98.5%	0.2%	1.3%	100.0%	98.7%	0.1%	1.2%	100.0%
Assets of operations classified as held for sale	-	-	-	-	1	-	-	1
Total (excluding assets held for sale)	9,702	21	131	9,854	10,649	6	132	10,787
Total % (excluding assets held for sale)	98.5%	0.2%	1.3%	100.0%	98.7%	0.1%	1.2%	100.0%

				2012				2011
	Fair value hierarchy				Fair value hierarchy
Equity securities - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	18	-	-	18	36	-	1	37
Banks, trusts and insurance companies	560	72	327	959	166	99	333	598
Industrial miscellaneous and all other	111	-	12	123	275	2	10	287
Non-redeemable preferred shares	323	-	-	323	-	371	-	371
Total	1,012	72	339	1,423	477	472	344	1,293
Total %	71.1%	5.1%	23.8%	100.0%	36.9%	36.5%	26.6%	100.0%
Assets of operations classified as held for sale	11	61	-	72	2	-	-	2
Total (excluding assets held for sale)	1,001	11	339	1,351	475	472	344	1,291
Total % (excluding assets held for sale)	74.1%	0.8%	25.1%	100.0%	36.8%	36.6%	26.6%	100.0%

71.1% of our shareholder exposure to equity securities is based on quoted prices in an active market and as such is classified as Level 1 (FY11: 36.9%). The increase in 2012 reflects the classification of our holding in Delta Lloyd as a financial investment from 5 July 2012 and the transfer of non-redeemable preferred shares from Level 2 to 1 as quoted prices in active markets become available. Excluding assets classified as held for sale, 74.1% of shareholder exposure is to equities that are Level 1.
      Shareholder investments include a strategic holding in Italian banks of £289 million (£148 million net of any non-controlling interest share in the Group companies that own the investments).

D3 - Analysis of asset quality continued

D3.4 - Financial investments continued
D3.4.3 - Other investments

				2012				2011
	Fair value hierarchy				Fair value hierarchy
Other investments - Total	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	20,341	3,712	2,703	26,756	20,690	3,774	2,796	27,260
Derivative financial instruments	340	1,203	47	1,590	343	1,139	16	1,498
Deposits with credit institutions	702	11	26	739	403	-	24	427
Minority holdings in property management undertakings	-	584	-	584	-	617	-	617
Other	321	-	103	424	466	-	109	575
Total	21,704	5,510	2,879	30,093	21,902	5,530	2,945	30,377
Total %	72.1%	18.3%	9.6%	100.0%	72.1%	18.2%	9.7%	100.0%
Assets of operations classified as held for sale	445	709	396	1,550	217	-	-	217
Total (excluding assets held for sale)	21,259	4,801	2,483	28,543	21,685	5,530	2,945	30,160
Total % (excluding assets held for sale)	74.5%	16.8%	8.7%	100.0%	71.9%	18.3%	9.8%	100.0%

				2012				2011
	Fair value hierarchy				Fair value hierarchy
Other investments - Policyholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	19,344	3,423	56	22,823	19,299	3,188	59	22,546
Derivative financial instruments	34	7	-	41	16	31	2	49
Deposits with credit institutions	515	-	-	515	158	-	-	158
Minority holdings in property management undertakings	-	14	-	14	-	22	-	22
Other	311	-	-	311	458	-	-	458
Total	20,204	3,444	56	23,704	19,931	3,241	61	23,233
Total %	85.3%	14.5%	0.2%	100.0%	85.8%	13.9%	0.3%	100.0%
Assets of operations classified as held for sale	206	51	-	257	210	-	-	210
Total (excluding assets held for sale)	19,998	3,393	56	23,447	19,721	3,241	61	23,023
Total % (excluding assets held for sale)	85.3%	14.5%	0.2%	100.0%	85.6%	14.1%	0.3%	100.0%

				2012				2011
	Fair value hierarchy				Fair value hierarchy
Other investments - Participating fund assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	673	267	2,231	3,171	1,250	486	2,284	4,020
Derivative financial instruments	132	300	-	432	74	288	-	362
Deposits with credit institutions	44	-	-	44	61	-	-	61
Minority holdings in property management undertakings	-	555	-	555	-	579	-	579
Other	-	-	56	56	-	-	56	56
Total	849	1,122	2,287	4,258	1,385	1,353	2,340	5,078
Total %	19.9%	26.4%	53.7%	100.0%	27.3%	26.6%	46.1%	100.0%
Assets of operations classified as held for sale	70	-	-	70	-	-	-	-
Total (excluding assets held for sale)	779	1,122	2,287	4,188	1,385	1,353	2,340	5,078
Total % (excluding assets held for sale)	18.6%	26.8%	54.6%	100.0%	27.3%	26.6%	46.1%	100.0%

				2012				2011
	Fair value hierarchy				Fair value hierarchy
Other investments - Shareholders assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	324	22	416	762	141	100	453	694
Derivative financial instruments	174	896	47	1,117	253	820	14	1,087
Deposits with credit institutions	143	11	26	180	184	-	24	208
Minority holdings in property management undertakings	-	15	-	15	-	16	-	16
Other	10	-	47	57	8	-	53	61
Total	651	944	536	2,131	586	936	544	2,066
Total %	30.5%	44.3%	25.2%	100.0%	28.4%	45.3%	26.3%	100.0%
Assets of operations classified as held for sale	169	658	396	1,223	7	-	-	7
Total (excluding assets held for sale)	482	286	140	908	579	936	544	2,059
Total % (excluding assets held for sale)	53.1%	31.5%	15.4%	100.0%	28.1%	45.5%	26.4%	100.0%

In total 74.8% (FY11: 73.7%) of shareholder other investments, are classified as Level 1 or 2 in the fair value hierarchy.
The unit trusts and other investment vehicles invest in a variety of assets, which can include cash equivalents, debt, equity and property securities. Excluding assets classified as held for sale, 84.6% of shareholder exposure is to other investments that are Level 1 or 2.

D3 - Analysis of asset quality continued

D3.4 - Financial investments continued
D3.4.4 - Available for sale investments - Impairments and duration and amount of unrealised losses
The total impairment expense for 2012 for AFS debt securities was £12 million (FY11: £19 million). This expense relates to our US business, of which £7 million relates to corporate bonds and £5 million relates to commercial mortgage backed securities that are not yet in default but showed continued deterioration in market value from the previous impairment value.
      We have not recognised an impairment charge in respect of unrealised losses on AFS debt securities and other investments as we believe the decline in fair value of these securities relative to their amortised cost to be temporary.
      At 31 December 2012, 98% of the AFS debt securities were held by our US business. In respect of debt securities in an unrealised loss position, we have the intent to hold these securities for a sufficient period to recover their value in full and the ability to hold them to maturity, as they are held to match long-term policyholder liabilities of the same or longer duration. In the US the decrease in unrealised losses experienced during 2012, reflects a decrease in the US government treasury yield curve, partially offset by widening credit spreads. In addition, a continued reversal of unrealised losses would be expected as bonds purchased at historically low credit spreads pre-financial crisis approach maturity. Where factors specific to an issuer have resulted in an unrealised loss we have considered whether the security is impaired and recognised an impairment charge where necessary.
      Total unrealised losses on AFS debt securities and other investments at 31 December 2012 were £74 million (FY11: £229 million) and £5 million (FY11: £10 million), respectively. The continuous period for which these AFS classified securities have been in an unrealised loss position is disclosed below:

	0 - 6 months		7 - 12 months		more than 12 months		Total
2012	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m
Less than 20% loss position:
Debt securities	2,006	(14)	53	(3)	534	(11)	2,593	(28)
Equity securities	-	-	-	-	2	-	2	-
Other investments	8	-	8	-	20	(3)	36	(3)
	2,014	(14)	61	(3)	556	(14)	2,631	(31)
20%-50% loss position:
Debt securities	-	-	-	-	70	(34)	70	(34)
Equity securities	-	-	-	-	-	-	-	-
Other investments	-	-	2	(1)	2	(1)	4	(2)
	-	-	2	(1)	72	(35)	74	(36)
Greater than 50% loss position:
Debt securities	-	-	-	-	7	(12)	7	(12)
Equity securities	-	-	-	-	-	-	-	-
Other investments	-	-	-	-	-	-	-	-
	-	-	-	-	7	(12)	7	(12)
Total
Debt securities	2,006	(14)	53	(3)	611	(57)	2,670	(74)
Equity securities	-	-	-	-	2	-	2	-
Other investments	8	-	10	(1)	22	(4)	40	(5)
	2,014	(14)	63	(4)	635	(61)	2,712	(79)
Assets of operations classified as held for sale	2,014	(14)	63	(4)	231	(58)	2,308	(76)
Total (excluding assets held for sale)	-	-	-	-	404	(3)	404	(3)

1 Only includes AFS classified securities that are in unrealised loss positions.

D3 - Analysis of asset quality continued

D3.4 - Financial investments continued
D3.4.4 - Available for sale investments - Impairments and duration and amount of unrealised losses continued

	0 - 6 months		7 - 12 months		more than 12 months		Total
2011	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m
Less than 20% loss position:
Debt securities	1,781	(52)	353	(23)	540	(33)	2,674	(108)
Equity securities	-	-	-	-	2	-	2	-
Other investments	50	(2)	150	(8)	8	-	208	(10)
	1,831	(54)	503	(31)	550	(33)	2,884	(118)
20%-50% loss position:
Debt securities	14	(7)	15	(5)	168	(76)	197	(88)
Equity securities	-	-	-	-	-	-	-	-
Other investments	-	-	-	-	-	-	-	-
	14	(7)	15	(5)	168	(76)	197	(88)
Greater than 50% loss position:
Debt securities	1	(2)	1	(2)	16	(29)	18	(33)
Equity securities	-	-	-	-	-	-	-	-
Other investments	-	-	-	-	-	-	-	-
	1	(2)	1	(2)	16	(29)	18	(33)
Total
Debt securities	1,796	(61)	369	(30)	724	(138)	2,889	(229)
Equity securities	-	-	-	-	2	-	2	-
Other investments	50	(2)	150	(8)	8	-	208	(10)
	1,846	(63)	519	(38)	734	(138)	3,099	(239)
Assets of operations classified as held for sale	-	-	-	-	-	-	-	-
Total (excluding assets held for sale)	1,846	(63)	519	(38)	734	(138)	3,099	(239)

1 Only includes AFS classified securities that are in unrealised loss positions.

D3 - Analysis of asset quality continued

D3.4 - Financial investments continued
D3.4.5 - Exposures to peripheral European countries
Included in our debt securities and other financial assets are exposures to peripheral European countries. All of these assets are valued on a mark to market basis under IAS 39, and therefore our statement of financial position and income statement already reflect any reduction in value between the date of purchase and the balance sheet date. The significant majority of these holdings are within our participating funds where the risk to our shareholders is governed by the nature and extent of our participation within those funds.
      Net of non-controlling interests, our direct shareholder and participating fund asset exposure to the government (and local authorities and agencies) of Italy is £4.9 billion (FY11: £6.4 billion), a decrease of £1.5 billion. Gross of non-controlling interests, 82% of our shareholder asset exposure to Italy arises from investment exposure of our Italian business.

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (net of non-controlling interests, excluding policyholder assets)

	Participating		Shareholder		Total
	31 December 2012 £bn	31 December 2011 £bn	31 December 2012 £bn	31 December 2011 £bn	31 December 2012 £bn	31 December 2011 £bn
Greece	-	-	-	-	-	-
Ireland	0.4	0.3	-	0.2	0.4	0.5
Portugal	0.3	0.2	-	-	0.3	0.2
Italy	4.5	5.6	0.4	0.8	4.9	6.4
Spain	0.9	0.8	0.5	0.3	1.4	1.1
Total Greece, Ireland, Portugal, Italy and Spain	6.1	6.9	0.9	1.3	7.0	8.2

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (gross of non-controlling interests, excluding policyholder assets)

	Participating		Shareholder		Total
	31 December 2012 £bn	31 December 2011 £bn	31 December 2012 £bn	31 December 2011 £bn	31 December 2012 £bn	31 December 2011 £bn
Greece	-	-	-	-	-	-
Ireland	0.4	0.4	-	0.2	0.4	0.6
Portugal	0.3	0.2	-	-	0.3	0.2
Italy	8.5	9.7	0.6	1.1	9.1	10.8
Spain	1.3	1.0	0.9	0.6	2.2	1.6
Total Greece, Ireland, Portugal, Italy and Spain	10.5	11.3	1.5	1.9	12.0	13.2

D3 - Analysis of asset quality continued

D3.4 - Financial investments continued
D3.4.6 - Non UK Government Debt Securities (gross of non-controlling interests)
The following is a summary of non UK government debt by issuer as at 31 December 2012 analysed by policyholder, participating and shareholder funds.

	Policyholder		Participating		Shareholder		Total
Non UK Government Debt Securities	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m
Austria	14	28	634	512	123	58	771	598
Belgium	45	30	1,342	1,029	172	176	1,559	1,235
France	189	215	9,072	7,529	1,944	1,634	11,205	9,378
Germany	217	239	2,389	1,751	957	792	3,563	2,782
Greece	-	-	-	46	-	2	-	48
Ireland	34	33	363	378	26	216	423	627
Italy	263	273	8,517	9,670	617	1,056	9,397	10,999
Netherlands	65	63	1,193	1,284	228	136	1,486	1,483
Poland	672	509	1,012	720	445	329	2,129	1,558
Portugal	-	-	257	204	-	8	257	212
Spain	36	46	1,317	1,046	854	639	2,207	1,731
European Supranational debt	136	114	2,928	2,376	1,470	856	4,534	3,346
Other European countries	235	125	634	410	421	91	1,290	626
Europe	1,906	1,675	29,658	26,955	7,257	5,993	38,821	34,623

Canada	18	18	195	195	2,517	2,342	2,730	2,555
United States	131	129	40	66	1,665	1,631	1,836	1,826
North America	149	147	235	261	4,182	3,973	4,566	4,381

Singapore	7	8	453	309	276	211	736	528
Sri Lanka	2	21	2	2	-	139	4	162
Other	604	391	1,252	1,262	393	227	2,249	1,880
Asia Pacific and other	613	420	1,707	1,573	669	577	2,989	2,570
Total	2,668	2,242	31,600	28,789	12,108	10,543	46,376	41,574
Less: assets of operations classified as held for sale	197	34	556	9	2,274	19	3,027	62
Total (excluding assets held for sale)	2,471	2,208	31,044	28,780	9,834	10,524	43,349	41,512

At 31 December 2012, the Group's total government (non-UK) debt securities stood at £46.4 billion (FY11: £41.6 billion), an increase of £4.8 billion. The significant majority of these holdings are within our participating funds where the risk to our shareholders is governed by the nature and extent of our participation within those funds.
      Our direct shareholder asset exposure to government (non-UK) debt securities amounts to £12.1 billion (FY11: £10.5 billion). The primary exposures, relative to total shareholder (non-UK) government debt exposure, are to French (16%), German (8%), Spanish (7%) and Italian (5%)  (non-UK) government debt securities.
      The participating funds exposure to (non-UK) government debt amounts to £31.6 billion (FY11: £28.8 billion), an increase of £2.8 billion. The primary exposures, relative to total (non-UK) government debt exposures included within our participating funds, are to the (non-UK) government debt securities of France (29%), Italy (27%), Germany (8%), Belgium (4%), Spain (4%), Netherlands (4%) and Poland (3%).

D3 - Analysis of asset quality continued

D3.4 - Financial investments continued
D3.4.7 -  Exposure to worldwide bank debt securities
Direct shareholder and participating fund assets exposures to worldwide bank debt securities (net of non-controlling interests, excluding policyholder assets)

	Shareholder assets			Participating fund assets
2012	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn
Austria	-	-	-	0.3	-	0.3
France	0.1	-	0.1	3.5	0.8	4.3
Germany	0.1	0.1	0.2	0.5	0.5	1.0
Ireland	-	0.1	0.1	-	-	-
Italy	0.1	0.1	0.2	0.3	0.1	0.4
Netherlands	0.4	0.2	0.6	1.9	0.3	2.2
Portugal	-	-	-	0.1	-	0.1
Spain	0.8	0.1	0.9	1.1	0.1	1.2
United Kingdom	0.8	0.5	1.3	1.0	1.2	2.2
United States	1.3	0.8	2.1	1.0	0.1	1.1
Other	0.6	0.4	1.0	2.0	0.8	2.8
Total	4.2	2.3	6.5	11.7	3.9	15.6
Less: assets of operations classified as held for sale	1.3	1.0	2.3	0.1	0.1	0.2
Total (excluding assets held for sale)	2.9	1.3	4.2	11.6	3.8	15.4
FY11 Total	3.7	2.2	5.9	10.6	3.6	14.2

Net of non-controlling interests, our direct shareholder assets exposure to worldwide bank debt securities is £6.5 billion. The majority of our holding (65%) is in senior debt. The primary exposures are to US (32%) and UK (20%) banks. Net of non-controlling interests, our direct shareholder asset exposure to worldwide bank equity securities is £0.2 billion. Our holdings include strategic holdings in Italian banks of £148 million.
      Net of non-controlling interests, the participating fund exposures to worldwide bank debt securities, where the risk to our shareholders is governed by the nature and extent of our participation within those funds, is £15.6 billion. The majority of the exposure (75%) is in senior debt. Participating funds are the most exposed to French (28%), UK (14%) and Dutch (14%)  banks.

Direct shareholder and participating fund assets exposures to worldwide bank debt securities (gross of non-controlling interests, excluding policyholder assets)

	Shareholder assets			Participating fund assets
2012	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn
Austria	-	-	-	0.3	-	0.3
France	0.1	-	0.1	4.0	0.9	4.9
Germany	0.1	0.1	0.2	0.5	0.5	1.0
Ireland	-	0.1	0.1	-	-	-
Italy	0.2	0.1	0.3	0.5	0.2	0.7
Netherlands	0.4	0.2	0.6	2.0	0.3	2.3
Portugal	-	-	-	0.1	-	0.1
Spain	1.2	0.1	1.3	1.5	0.2	1.7
United Kingdom	0.8	0.6	1.4	1.1	1.3	2.4
United States	1.4	0.8	2.2	1.1	0.1	1.2
Other	0.7	0.4	1.1	2.2	0.9	3.1
Total	4.9	2.4	7.3	13.3	4.4	17.7
Less: assets of operations classified as held for sale	1.4	1.1	2.5	0.2	0.1	0.3
Total (excluding assets held for sale)	3.5	1.3	4.8	13.1	4.3	17.4
FY11 Total	4.3	2.3	6.6	12.0	3.9	15.9

Gross of non-controlling interests, our direct shareholder assets exposure to worldwide bank debt securities is £7.3 billion. The majority of our holding (67%) is in senior debt. The primary exposures are to US (30%) and UK (19%) banks. Gross of non-controlling interests, our direct shareholder asset exposure to worldwide bank equity securities is £0.4 billion. Our holdings include strategic holdings in Italian banks of £289 million.
      Gross of non-controlling interests, the participating fund exposures to worldwide bank debt securities, where the risk to our shareholders is governed by the nature and extent of our participation within those funds, is £17.7 billion. The majority of the exposure (75%) is in senior debt. Participating funds are the most exposed to French (28%), UK (14%) and Dutch (13%) banks.

D3 - Analysis of asset quality continued

D3.5 - Reinsurance assets
The Group assumes and cedes reinsurance in the normal course of business, with retention limits varying by line of business. Reinsurance assets primarily include balances due from both insurance and reinsurance companies for ceded insurance liabilities. Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims provisions or settled claims associated with the reinsured policies and in accordance with the relevant reinsurance contract.
      If a reinsurance asset is impaired, the Group reduces the carrying amount accordingly and recognises that impairment loss in the income statement. A reinsurance asset is impaired if there is objective evidence, as a result of an event that occurred after initial recognition of the reinsurance asset, that the Group may not receive all amounts due to it under the terms of the contract, and the event has a reliably measurable impact on the amounts that the Group will receive from the reinsurer.
      For the table below, reinsurance asset credit ratings are stated in accordance with information from leading rating agencies.

	Financial assets that are past due but not impaired
Arrears 2012	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months - 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Total £m
Policyholders assets	1,576	-	-	-	-	-	1,576
Participating fund assets	542	-	-	-	-	-	542
Shareholder assets	5,449	-	-	-	-	-	5,449
Total	7,567	-	-	-	-	-	7,567
Total %	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%	100.0%
Assets of operations classified as held for sale	883	-	-	-	-	-	883
Total (excluding assets held for sale)	6,684	-	-	-	-	-	6,684
Total % (excluding assets held for sale)	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%	100.0%
FY 2011	7,112	-	-	-	-	-	7,112
FY 2011%	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%	100.0%

	Ratings
Ratings 2012	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Policyholders assets	-	266	1,101	-	-	209	1,576
Participating fund assets	-	141	401	-	-	-	542
Shareholder assets	28	4,388	779	56	5	193	5,449
Total	28	4,795	2,281	56	5	402	7,567
Total %	0.4%	63.4%	30.1%	0.7%	0.1%	5.3%	100.0%
Assets of operations classified as held for sale	-	744	99	20	5	15	883
Total (excluding assets held for sale)	28	4,051	2,182	36	-	387	6,684
Total % (excluding assets held for sale)	0.4%	60.7%	32.6%	0.5%	0.0%	5.8%	100.0%
FY 2011	2	4,983	1,650	-	27	450	7,112
FY 2011%	0.0%	70.1%	23.2%	0.0%	0.4%	6.3%	100.0%

D3.6 - Receivables and other financial assets

	Financial assets that are past due but not impaired
Arrears 2012	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months - 1 year £m	Greater than 1 year £m	Financial assets that have not been impaired £m	Total £m
Policyholders assets	346	8	-	-	-	-	354
Participating fund assets	2,686	-	-	-	-	-	2,686
Shareholder assets	4,899	38	13	14	26	-	4,990
Total	7,931	46	13	14	26	-	8,030
Total %	98.7%	0.6%	0.2%	0.2%	0.3%	0.0%	100.0%
Assets of operations classified as held for sale	413	-	-	-	-	-	413
Total (excluding assets held for sale)	7,518	46	13	14	26	-	7,617
Total % (excluding held for sale)	98.7%	0.6%	0.2%	0.2%	0.3%	0.0%	100.0%
FY 2011	7,663	134	148	2	3	-	7,950
FY 2011%	96.4%	1.7%	1.9%	0.0%	0.0%	0.0%	100.0%

D3 - Analysis of asset quality continued

D3.6 - Receivables and other financial assets continued
Credit terms vary from subsidiary to subsidiary, and from country to country, and are set locally within overall credit limits prescribed by the Group credit limit framework, and in line with the Group Credit Policy.
      The credit quality of receivables and other financial assets is managed at the local business unit level. Where assets classed as 'past due and impaired' exceed local credit limits, and are also deemed at sufficiently high risk of default, an analysis of the asset is performed and a decision is made whether to seek sufficient collateral from the counterparty or to write down the value of the asset as impaired.
      The Group reviews the carrying value of its receivables at each reporting period. If the carrying value of a receivable or other financial asset is greater than the recoverable amount, the carrying value is reduced through a charge to the income statement in the period of impairment.

D3.7 - Cash and cash equivalents
Cash and cash equivalents consist of cash at banks and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Such investments are normally those with less than three months maturity from the date of acquisition, and include certificates of deposit with maturities of less than three months at date of issue.

D4 - Pension fund assets

In addition to the assets recognised directly on the Group's balance sheet outlined in the disclosures above, the Group is also exposed to the ''Plan assets'' that are shown net of the present value of scheme liabilities within the IAS 19 net pension surplus. Pension surpluses are included within other assets and pension deficits are recognised within provisions in the Group's consolidated statement of financial position.

Plan assets comprise:

			2012				2011
	United Kingdom £m	Ireland £m	Canada £m	Total £m	United Kingdom £m	Ireland £m	Canada £m	Total £m
Equities	909	87	92	1,088	735	46	76	857
Bonds	8,867	260	121	9,248	8,663	233	129	9,025
Property	914	12	-	926	657	13	-	670
Other	957	47	15	1,019	1,135	90	14	1,239
Total	11,647	406	228	12,281	11,190	382	219	11,791

Risk management and asset allocation strategy
The long-term investment objectives of the trustees and the employers are to limit the risk of the assets failing to meet the liabilities of the schemes over the long term, and to maximise returns consistent with an acceptable level of risk so as to control the long-term costs of these schemes. To meet these objectives, each scheme's assets are invested in a diversified portfolio, consisting primarily of  debt securities, equity securities and property.

Main UK scheme
Both the Group and the trustees regularly review the asset/liability management of the main UK scheme. It is fully understood that, whilst the current asset mix is designed to produce appropriate long-term returns, this introduces a material risk of volatility in the scheme's surplus or deficit of assets compared with its liabilities.
      The principal risks to which the scheme is exposed are interest rate, inflation and equity markets. These are actively mitigated, for example, by using inflation and interest rate swaps. Additionally, the exposure to equities has been reduced over time. There is also an exposure to currency risk where assets are not denominated in the same currency as the liabilities. The majority of this exposure has been removed by the use of hedging instruments.

Other schemes
The other schemes are considerably less material but their risks are managed in a similar way to those in the main UK scheme.

D5 - Available funds

To ensure access to liquidity as and when needed, the Group maintains over £2 billion of undrawn committed central borrowing facilities with various highly rated banks, £0.75 billion of which is allocated to support the credit rating of Aviva plc's £2 billion commercial paper programme. The expiry profile of the undrawn committed central borrowing facilities is as follows:

	2012 £m	2011 £m
Expiring within one year	420	955
Expiring beyond one year	1,725	1,160
	2,145	2,115

D6 - Guarantees

As a normal part of their operating activities, various Group companies have given guarantees and options, including investment return guarantees, in respect of certain long-term insurance and fund management products.
      For the UK Life with-profit business, provisions in respect of these guarantees and options are calculated on a market consistent basis, in which stochastic models are used to evaluate the level of risk (and additional cost) under a number of economic scenarios, which allow for the impact of volatility in both interest rates and equity prices. For UK Life non-profit business, provisions do not materially differ from those determined on a market consistent basis.
      In all other businesses, provisions for guarantees and options are calculated on a local basis with sensitivity analysis undertaken where appropriate to assess the impact on provisioning levels of a movement in interest rates and equity levels (typically a 1% decrease in interest rates and 10% decline in equity markets).

Other information

In this section	Page
Glossary	130
Shareholder services	132

----------------------------

Glossary

Product definitions
Annuities
A type of policy that pays out regular amounts of benefit, either immediately and for the remainder of a person's lifetime, or deferred to commence from a future date. Immediate annuities may be purchased for an individual and his or her dependants or on a bulk purchase basis for groups of people. Deferred annuities are accumulation contracts, which may be used to provide benefits in retirement, and may be guaranteed, unit-linked or index-linked.

Bonds and savings
These are accumulation products with single or regular premiums and unit-linked or guaranteed investment returns.

Critical illness cover
Pays out a lump sum if the insured person is diagnosed with a serious illness that meets the plan definition.

Deferred annuities
An annuity (or pension) due to be paid from a future date or when the policyholder reaches a specified age. A deferred annuity may be funded by a policyholder by payment of a series of regular contributions or by a capital sum.

Group pensions
A pension plan that covers a group of people, which is typically purchased by a company and offered to their employees.

Guaranteed annuities
A policy that pays out a fixed regular amount of benefit for a defined period.

Income drawdown
The policyholder can transfer money from any pension fund to an income drawdown plan from which they receive an income. The remainder of the pension fund continues to be invested, giving it the potential for growth.

Investment sales
Comprise retail sales of mutual fund-type products such as unit trusts, individual savings accounts (ISAs) and open ended investment companies (OEICs).

ISAs
Individual savings accounts - Tax-efficient plans for investing in stocks and shares, cash deposits or life insurance investment funds, subject to certain limits.

Mortgage endowment
An insurance contract combining savings and protection elements which is designed to repay the principal of a loan or mortgage.

Mortgage life insurance
A protection contract designed to pay off the outstanding amount of a mortgage or loan in the event of death of the insured.

Open ended investment company (OEIC)
An collective investment fund structured as a limited company in which investors can buy and sell shares.

Pensions

A means of providing income in retirement for an individual and possibly his/her dependants.

Personal pensions
A pension plan tailored to the individual policyholder, which includes the options to stop, start or change their payments.

Protection
An insurance contract that protects the policyholder or his/her dependants against financial loss on death or ill-health.

Regular premium
A series of payments are made by the policyholder, typically monthly or annually, for part of or all of the duration of the contract.

SICAVs
This is an open-ended investment fund, structured as a legally independent joint stock company, whose units are issued in the form of shares.

Single premium
A single lump sum is paid by the policyholder at commencement of the contract.

Stakeholder pensions
Low cost and flexible pension plans available in the UK, governed by specific regulations.

Term assurance
A simple form of life insurance, offering cover over a fixed number of years during which a lump sum will be paid out if the life insured dies.

Unit trusts
A form of open ended collective investment constituted under a trust deed, in which investors can buy and sell units.

Unit-linked annuities
A type of deferred annuity which is invested in units of investment funds, whose value depends directly on the market value of assets in those funds.

Whole life
A protection policy that remains in force for the insured's whole life. Traditional whole life contracts have fixed premium payments that typically cannot be missed without lapsing the policy. Flexible whole life contracts allow the policyholder to vary the premium and/or amount of life cover, within certain limits.

With-profits
A type of long-term savings and insurance product sold in the UK under with profits policies premiums are paid into a separate fund. Policyholders receive a return on their policies through bonuses, which "smooth" the investment return from the assets which premiums are invested in. Bonuses are declared on an annual and terminal basis. Shareholders have a participating interest in the with-profit funds and any declared bonuses. Generally, policyholder and shareholder participation in with-profit funds in the UK is split 90:10.

General terms

Available for sale (AFS)
Securities that have been acquired neither for short-term sale nor to be held to maturity. These are shown at fair value on the statement of financial position and changes in value are taken straight to equity instead of the income statement.

Association of British Insurers (ABI)
A major trade association for UK insurance companies, established in July 1985.

Acquired value of in force (AVIF)
The present value of future profits on a portfolio of long-term insurance and investment contracts, acquired either directly or through the purchase of a subsidiary.

Bancassurance
An arrangement whereby banks and building societies sell insurance and investment products to their customers on behalf of other financial providers.

UK Corporate Governance Code
The code sets out guidance in the form of principles and provisions on how companies should be directed and controlled to follow good governance practice.

Deferred acquisition costs (DAC)
The costs directly attributable to the acquisition of new business for insurance and investment contracts may be deferred to the extent that they are expected to be recoverable out of future margins in revenue on these contracts.

Fair value
The amount for which an asset can be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

FSA
The UK's Financial Services Authority - Main regulatory body appointed by the government to oversee the financial services industry in the UK. Since December 2001 it has been the single statutory regulator responsible for savings, insurance and investment business. From 1 April 2013, the FSA will split into two new regulatory bodies:  the Prudential Regulation Authority (PRA), which will be a subsidiary of the Bank of England, and the Financial Conduct Authority (FCA).

Funds under management
Represents all assets actively managed or administered by or on behalf of the Group including those funds managed by third parties.

Funds under management by Aviva
Represents all assets actively managed or administered by the fund management operations of the Group.

General insurance
Also known as non-life or property and casualty insurance. Property insurance covers loss or damage through fire, theft, flood, storms and other specified risks. Casualty insurance primarily covers losses arising from accidents that cause injury to other people or damage the property of others.

Gross written premiums
The total earnings or revenue generated by sales of insurance products, before any reinsurance is taken into account. Not all premiums written will necessarily be treated as income in the current financial year, because some of them could relate to insurance cover for a subsequent period.

Independent Financial Advisers (IFAs)
A person or organisation authorised to give advice on financial matters and to sell the products of all financial service providers.

IFRS
International Financial Reporting Standards. These are accounting regulations designed to ensure comparable statement of financial position preparation and disclosure, and are the standards that all publicly listed companies in the European Union are required to use.

Operating profit
From continuing operations based on expected investment returns, stated before tax attributable to shareholders' profits,  and before non-operating items including impairment of goodwill, exceptional and other items. This is also referred to as adjusted operating profit.

Inherited estate
In the UK, the assets of the long-term with-profit funds less the realistic reserves for non-profit policies written within the with-profit funds, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs and guarantees.

Long-term and savings business
Collective term for life insurance, pensions, savings, investments and related business.

Net written premiums
Total gross written premiums for the given period, minus premiums paid over or 'ceded' to reinsurers.

Net asset value per ordinary share
Net asset value divided by the number of ordinary shares in issue. Net asset value is based on equity shareholders' funds.

Present value of new business (PVNBP)
Present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business under Market Consistent Embedded Value (MCEV) principles published by the CFO Forum.

Turnbull Guidance on Internal Control
The Turnbull Guidance sets out best practice on internal controls for UK listed companies, and provides additional guidance in applying certain sections of the UK Corporate Governance Code.

Shareholder services

Shareholder profile as at 31 December 2012

By category of shareholder	Number of shareholders	%*	Number of shares	%*
Individual	571,901	96.89	278,168,612	9.44
Banks and nominee companies	15,334	2.60	2,614,092,081	88.73
Pension fund managers and insurance companies	239	0.04	2,788,904	0.09
Other corporate bodies	2,771	0.47	50,922,664	1.73
Total	590,245	100	2,945,972,261	100

By size of shareholding	Number of shareholders	%*	Number of shares	%*
1-1,000	532,678	90.25	148,707,650	5.05
1,001-5,000	51,069	8.65	97,672,281	3.32
5,001-10,000	3,605	0.61	25,063,113	0.85
10,001-250,000	2,304	0.39	97,703,037	3.32
250,001-500,000	162	0.03	58,338,929	1.98
500,001 and above	426	0.07	2,498,907,051	84.82
American Depositary Receipts (ADRs)	1	0.00	19,580,200+	0.66
Total	590,245	100	2,945,972,261	100

+The number of registered ordinary shares represented by ADRs. Please note that each Aviva ADR represents two (2) ordinary shares.

* Percentages do not necessarily add up due to rounding.

2013 financial calendar
Annual General Meeting	9 May 2013
Announcement of first quarter Interim Management Statement	16 May 2013
Announcement of unaudited half-year results	8 August 2013
Announcement of third quarter Interim Management Statement	7 November 2013

2012 final dividend dates - ordinary shares
Ex-dividend date	20 March 2013
Record date	22 March 2013
Dividend payment date *	17 May 2013

* Please note that the ADR local payment date will be approximately five business days after the proposed dividend date for ordinary shares.

Annual General Meeting (AGM)

■ The 2013 AGM will be held at The Barbican Centre, Silk Street, London EC2Y 8DS on Thursday,
9 May 2013 at 11am.
■ Details of each resolution to be considered at the meeting are provided in the Notice of AGM, which is available on the Company's website at www.aviva.com/agm.
■ Shareholders can vote electronically at www.investorcentre.co.uk/eproxy, in person by attending the meeting, or by completing and returning the relevant voting card(s) by post.
■ The voting results for the 2013 AGM will be accessible on the Company's website at www.aviva.com/agm shortly after the meeting.

■ If you are unable to attend the AGM but would like to ask the directors a question in connection with the business of the meeting, you can do so by sending a question to the group company secretary by email to aviva.shareholders@aviva.com.

We will endeavour to provide you with a response as soon as possible.

AGM voting instructions
■ Completed proxy instructions must be submitted to the Company's Registrar, Computershare Investor Services PLC (Computershare), as soon as possible, but in any event to arrive by no later than:
■ 11am on Tuesday, 7 May 2013 for ordinary shareholders; and
■ 11am on Friday, 3 May 2013 for members of the Aviva Share Account and participants in the Aviva All Employee Share Ownership Plan.
Dividends
■ Dividends on ordinary shares are normally paid in May and November - please see the table above for the key dates in respect of the 2012 final dividend.
■ Dividends on preference shares are normally paid in March, June, September and December - please visit www.aviva.com/preferenceshares for the latest dividend payment dates.
■ Holders of ordinary and preference shares will receive any dividends payable in sterling and holders of ADRs will receive any dividends payable in US dollars.

Direct credit of dividend payments

■ If you would like to have your cash dividends paid directly into your bank or building society account, please visit www.aviva.com/dividendmandate for more information or contact Computershare using the contact details overleaf.

Overseas global dividend service

■ The Global Payments Service provided by Computershare enables shareholders living overseas to elect to receive their dividends in a choice of over 65 international currencies.  For further details and fees for this service please visit www.investorcentre.co.uk/faq and select the Dividends and Payments tab, followed by Global Payment Service.

Manage your holdings online
You can view and manage your shareholding online by visiting www.aviva.com/ecomms. To log in you will require your 11 digit Shareholder Reference Number (SRN), which you will find on your proxy or voting card, latest dividend stationery, or any share certificate issued since 4 July 2011.
      Shareholders can also elect to receive electronic communications by registering their email address online, or by contacting Computershare directly. Making this election will save on printing and distribution costs and has environmental benefits.

Useful links for shareholders

Online Shareholder Services Centre www.aviva.com/shareholderservices

Dividend information for ordinary shares
www.aviva.com/dividends

Annual General Meeting information and Electronic Voting
www.aviva.com/agm
www.investorcentre.co.uk/eproxy

Aviva share price
www.aviva.com/shareprice

ADR holders
www.aviva.com/adr

Aviva preference shareholders
www.aviva.com/preferenceshares

Aviva preference share price
www.londonstockexchange.com

Aviva Annual Review
In response to shareholder feedback, we have reintroduced the Annual Review as an alternative to the full Annual Report and Accounts. The Annual Review provides a summary of Aviva's businesses and performance in an easier to read format, which many of our shareholders found useful in the past.  You can find further information and view the Annual Review at www.aviva.com/reports.  If you prefer to receive hard copy documents and would like to elect to receive a copy of the Annual Review instead of the full Annual Report and Accounts, please contact Computershare.

Contact details
Ordinary and preference shares - Computershare
For any queries regarding your shareholding, or to advise of changes to your personal details, please contact our Registrar, Computershare:

By telephone: 0871 495 0105
Lines are open from 8.30am to 5pm (UK time), Monday to Friday (excluding public holidays).
Please call +44 117 378 8361 if calling from outside the UK.

By email: avivaSHARES@computershare.co.uk

In writing:Computershare Investor Services PLC
The Pavilions, Bridgwater Road, Bristol BS99 6ZZ

American Depositary Receipts (ADRs) - Citibank
For any queries regarding Aviva ADRs, please contact Citibank Shareholder Services (Citibank):

By telephone: 1 877 248 4237(1 877-CITI-ADR), or  +1 781 575 4555 if you are calling from outside the US. (Lines are open from 8.30am to 6.00pm, Monday to Friday US Eastern Standard Time).

By email: citibank@shareholders-online.com

In writing:Citibank Shareholder Services,
PO Box 43077, Providence, Rhode Island 02940-3077 USA

Please visit www.citi.com/dr for further information about Aviva's ADR programme.

Group Company Secretary
Shareholders may contact the group company secretary as follows:

By email: aviva.shareholders@aviva.com

In writing: Kirstine Cooper, Group Company Secretary
St Helen's, 1 Undershaft, London EC3P 3DQ

By telephone: +44 (0)20 7283 2000

Form 20-F
Aviva is a foreign private issuer in the United States of America and is subject to certain reporting requirements of the Securities Exchange Commission (SEC). Aviva files its Form 20-F with the SEC, copies of which can be found at www.aviva.com/reports.

Be on your guard - beware of fraudsters!
Shareholders are advised to be very wary of any unsolicited telephone calls or correspondence offering to buy shares at a discount or offering free financial advice or company reports.  Boiler rooms use increasingly sophisticated means to approach investors and often leave their victims out of pocket.  The Financial Services Authority (FSA) has found most share fraud victims are experienced investors who lose an average of £20,000.  The FSA has provided tips on how to protect your savings which you can find at www.fsa.gov.uk/scams.

■ Remember: if it sounds too good to be true, it probably is!
■ Keep in mind that genuine companies are very unlikely to call you with an offer to buy or sell shares.
■ If the caller persists, hang up.
For more information please visit the warning to shareholders page at: www.aviva.com/shareholderservices

End of part 4 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 07 March 2013
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary